UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Intevac, Inc.
(Name of Subject Company)
Intevac, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

461148108
(CUSIP Number of Class of Securities)

Nigel Hunton
President and Chief Executive Officer
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard C. Blake
Erika M. Muhl
Douglas K. Schnell
Broderick K. Henry
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Intevac, Inc., a Delaware corporation (“Intevac”). The address of Intevac’s principal executive offices is 3560 Bassett Street, Santa Clara, California 95054, and its telephone number is (408) 986-9888. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Intevac,” the “Company,” “we,” “us,” and “our” refer to Intevac, Inc. and its consolidated subsidiaries.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Intevac’s common stock, par value $0.001 per share (the “common stock”). As of the close of business on February 27, 2025, there were (i) 27,183,454 shares of common stock issued and outstanding; (ii) 141,550 shares of common stock subject to issuance pursuant to stock options granted and outstanding under Intevac’s 2012 Equity Incentive Plan and Intevac’s 2020 Equity Incentive Plan, as amended (the “2020 Equity Incentive Plan”); (iii) 1,069,269 shares of common stock subject to issuance pursuant to restricted stock units granted and outstanding under Intevac’s 2020 Equity Incentive Plan and Intevac’s 2022 Inducement Equity Incentive Plan, as amended; (iv) 2,742,978 shares of common stock (assuming achievement of maximum performance) subject to issuance pursuant to performance-based restricted stock units granted and outstanding under Intevac’s 2020 Equity Incentive Plan and Intevac’s 2022 Inducement Equity Incentive Plan, as amended; (v) 791,625 shares of common stock reserved for future issuance under Intevac’s 2020 Equity Incentive Plan; (vi) 409,300 shares of common stock reserved for future issuance under Intevac’s 2022 Inducement Equity Incentive Plan, as amended; (vii) 290,647 shares of common stock reserved for future issuance under Intevac’s 2003 Employee Stock Purchase Plan, as amended; (viii) no shares of common stock held by Intevac as treasury stock; and (ix) no shares of Intevac preferred stock, par value $0.001, issued or outstanding.

Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Intevac, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer (the “Offer”) by Irvine Acquisition Holdings, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), to acquire all of the issued and outstanding shares of common stock (the “Shares”) of Intevac in exchange for $4.00 per Share, payable in cash (the “Offer Consideration”), without interest and subject to reduction for any applicable withholding of taxes.
In addition, Intevac will pay its regular quarterly dividend of $0.05 per Share on March 13, 2025, to stockholders of record of the Company as of February 28, 2025 (the “Quarterly Dividend”). In connection with the closing of the transactions contemplated by the Merger Agreement (as defined below), the Company will pay a one-time special dividend of $0.052 per Share (the “Special Dividend”). In connection with the Special Dividend, Intevac may make adjustments to then-outstanding Intevac equity awards and purchase rights under the Company ESPP (as defined below) under the terms of Intevac’s equity plans and the Company ESPP, in order to equitably adjust such plans to account for the payment of the Special Dividend. We refer to the Offer Consideration, the Quarterly Dividend and the Special Dividend, collectively, as the “Aggregate Cash Value.”
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Seagate and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 3, 2025. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Intevac’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated February 13, 2025, among Seagate, Intevac and Purchaser, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Intevac (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Intevac continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Seagate, without a meeting or vote of stockholders of Intevac. At the effective time of the Merger (the “Effective Time”), the Shares (other than Shares held by Intevac, Seagate, Purchaser, any wholly owned subsidiary of Seagate (other than Purchaser), any wholly owned subsidiary of Intevac or by stockholders of Intevac who have properly exercised and perfected their statutory rights of appraisal under the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes. The treatment of equity awards under Intevac’s stock plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, owned by Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the DGCL), represent one more Share than 50 percent of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of Intevac contained in the Merger Agreement, subject to customary thresholds and exceptions; (iii) Intevac’s compliance with, and performance of, in all material respects its covenants and agreements contained in the Merger Agreement; (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

Seagate may, after consulting with and considering in good faith the views of Intevac, by providing written notice to Intevac (“Meeting Election”), require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to a meeting of the stockholders of Intevac (together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”). If Seagate delivers a Meeting Election, Purchaser shall (and Seagate shall cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (“Offer Termination”), and Intevac shall prepare, file and mail the Merger Proxy Statement to the Intevac stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.
The Offer will initially expire one minute after 11:59 p.m. Eastern Time on March 28, 2025, unless otherwise agreed to in writing by Seagate and Intevac. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Seagate, to the extent waivable by Purchaser or Seagate, Purchaser may, in its discretion (and without the consent of Intevac or any other person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, (A) if, as of the then-scheduled expiration date, any Offer Condition (other than (x) the Offer Condition that Seagate and Purchaser receive a certificate from Intevac’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied and (y) the Minimum Condition) is not satisfied and has not been waived by Seagate or Purchaser, to the extent waivable by Seagate and Purchaser, upon the written request of Intevac, Purchaser shall, and Seagate shall cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied; (B) if, as of the then-scheduled expiration date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition that Seagate and Purchaser receive a certificate from Intevac’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied) have been satisfied or waived, at the written request of Intevac, Purchaser shall, and Seagate shall cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of no less than ten (10) business days per extension, to permit the Minimum Condition to be satisfied; and (C) Purchaser shall, and Seagate shall cause Purchaser to, extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Intevac. In each case, the extensions contemplated above are subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled expiration date without the prior written consent of Intevac.
Either Intevac or Seagate may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment (the “Offer Acceptance Time”) (or if an Offer Termination has occurred, prior to the consummation of the Merger (the “Closing”)), if the Closing has not occurred in accordance with the terms of the Merger Agreement on or prior to 11:59 p.m. Eastern Time on August 13, 2025, which date, if an Offer Termination has not occurred, (1) will automatically be extended to November 13, 2025 if as of 11:59 p.m. Eastern Time on August 13, 2025, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (as defined below) (solely in respect of any antitrust law) are satisfied or waived and (2) will automatically be extended to February 13, 2026 if as of 11:59 p.m. Eastern Time on November 13, 2025, all of the Offer Conditions other than the Minimum Condition and the Governmental Authority Condition to the Offer (solely in respect of any antitrust law) are satisfied or waived (such date, as it may be automatically extended, or as it may be automatically extended pursuant to the Merger Agreement if an Offer Termination has occurred, the “End Date”). The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Schedule 14D-9.
The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
As set forth in the Schedule TO, the address of the principal executive offices of Seagate is 121 Woodlands Avenue 5, Singapore 739009. The address of the principal executive offices of Purchaser is 47488 Kato Road, Fremont, California 94538. The telephone number of each is (65) 6018-2562.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of Intevac’s website at www.intevac.com, and the Offer to Purchase and the other related materials are available directly from Georgeson LLC, the Information Agent engaged by Purchaser for the Offer, toll free, at (877) 354-7474. The information on Intevac’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Intevac, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Intevac or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Seagate, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Intevac (the “Intevac Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements (as defined below), including the Offer and the Merger (collectively, the “Transactions”), and in recommending that Intevac’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Arrangements with Seagate, Purchaser and Their Affiliates
Merger Agreement
On February 13, 2025, Seagate, Purchaser and Intevac entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Intevac, Seagate and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Intevac’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Intevac to Seagate and Purchaser, and representations and warranties made by Seagate and Purchaser to Intevac. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Intevac, Seagate or Purchaser in Intevac’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Intevac to Seagate and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Intevac, Seagate and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by Intevac’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Intevac, Seagate or Purchaser. Intevac’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Intevac, Seagate, Purchaser or any of their respective subsidiaries or affiliates.
The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
Prior to signing the Merger Agreement, Intevac and Seagate entered into a customary letter agreement, dated January 3, 2025 (which we refer to as the “Confidentiality Agreement”). The Confidentiality Agreement includes customary non-disclosure provisions that require Seagate to keep confidential certain information relating to Intevac and require each party to keep confidential the existence and content of any discussions in connection with the potential transaction, for a period of two (2) years from the date of the Confidentiality Agreement. The Confidentiality Agreement also includes a customary standstill provision that prohibits Seagate, for a period of one (1) year from the date of the Confidentiality Agreement, from offering to acquire or acquiring Intevac, and from taking certain other actions, including soliciting proxies, without the prior written consent of Intevac. The Confidentiality Agreement provides for the termination of the standstill provision on customary terms and also allows Seagate to make confidential acquisition proposals to the Intevac Board of Directors, Intevac’s senior management or Intevac’s external financial advisor at any time. The Confidentiality Agreement contains a mutual non-solicitation provision prohibiting each party, for a period of one (1) year from the date of the Confidentiality Agreement, from, directly or indirectly, soliciting the employment of any (i) employee of the other party of which such first party first became aware in connection with the potential transaction or who participated in any discussions with, or presentations to, such first party or (ii) employee with the title of vice president or more senior of the other party, subject to certain exceptions.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Non-Binding Term Sheet
Prior to signing the Merger Agreement, Intevac and Seagate entered into a Non-Binding Term Sheet, dated January 29, 2025 (the “Term Sheet”), in connection with discussions regarding a possible transaction between the Company and Seagate. The Term Sheet contained a summary of the non-binding terms of the Merger Agreement as agreed at that time whereby Seagate would acquire all the outstanding equity of Intevac.
The foregoing summary and description of the Term Sheet do not purport to be complete and are qualified in their entirety by reference to the full text of the Term Sheet, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
In connection with entering into the Merger Agreement, Seagate and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of February 13, 2025, with each of (i) Bleichroeder LP and Bleichroeder Holdings LLC (collectively, “Bleichroeder”), (ii) Palogic Value Management, L.P., Palogic Value Fund, L.P., Palogic Capital Management, LLC and Ryan L. Vardeman (“Palogic”) and (iii) Nigel D. Hunton (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 23.5 percent of the outstanding Shares as of February 27, 2025 (not including an additional 10,300 Company Options, 277,895 Company RSUs and 1,452,250 PRSUs (at maximum performance) that are subject to the Support Agreements). Seagate and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.
Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreements are in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:
•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreements;
•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;
•	in favor of any proposal to adjourn or postpone a meeting of Intevac’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement;
•
against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Intevac contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreements, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being timely satisfied;

•
against any change in the Intevac Board (unless such proposed change in the Intevac Board was proposed by the Intevac Board and is not in connection with or in support of any actual or potential Acquisition Proposal (as such term is defined in the Merger Agreement)); and

•
against any Acquisition Proposal and against any other action, agreement or transaction involving Intevac that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreements.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to Sections 5.3 and 6.1 of the Merger Agreement.
The Support Agreements will each terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any amendment to the Merger Agreement or the Offer that is effected without such Supporting Stockholder’s written consent that decreases the amount, or changes the form of consideration payable to all stockholders of Intevac pursuant to the terms of the Merger Agreement and (d) the mutual written consent of Seagate and such Supporting Stockholder.
The foregoing summary and description and the summary and description of the Support Agreements contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between Intevac and its Executive Officers, Directors and Affiliates
Certain of Intevac’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Intevac Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”
Intevac’s current executive officers are as follows:

Name	Position
Nigel D. Hunton	President and Chief Executive Officer
Cameron McAulay	Chief Financial Officer, Secretary and Treasurer
John Dickinson	Vice President of Operations

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If Intevac’s executive officers and directors who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of Intevac. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of Intevac.
The following table sets forth, for each of Intevac’s executive officers and directors (i) the number of Shares held by such individual as of February 27, 2025, (ii) the estimated Offer Consideration that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer, and (iii) the Special Dividend amount that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer.

Name of Executive Officer or Director	Shares Owned (#)	Total Offer Consideration for Shares ($)	Special Dividend Amount Payable for Shares ($)
Executive Officers
Nigel D. Hunton.	283,122	1,132,488	14,722
Cameron McAulay	2,500	10,000	130
John Dickinson	49,860	199,440	2,593

Name of Executive Officer or Director	Shares Owned (#)	Total Offer Consideration for Shares ($)	Special Dividend Amount Payable for Shares ($)
Directors
Kevin D. Barber	56,000	224,000	2,912
David S. Dury	212,000	848,000	11,024
Dorothy D. Hayes	47,000	188,000	2,444
Michele F. Klein	52,000	208,000	2,704
Eiji Miyanaga	—	—	—
Ryan L. Vardeman	1,053,924(1)	4,215,696	54,804

(1)
Represents Shares held by Palogic Value Fund, L.P. (Palogic Value Fund). Palogic Value Management, L.P. (Palogic Value Management), is the general partner of, and may be deemed to beneficially own securities owned by, Palogic Value Fund. Palogic Capital Management, LLC (Palogic Capital Management), is the general partner of, and may be deemed to beneficially own securities beneficially owned by, Palogic Value Management. Mr. Vardeman is the sole member of, and may be deemed to beneficially own securities beneficially owned by, Palogic Capital Management. Mr. Vardeman is also a limited partner in, and may be deemed to beneficially own securities owned by, Palogic Value Fund.

Treatment of Company Equity Awards in the Transactions
Company Options
The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (each, a “Company Option”) that is then outstanding, whether or not vested, will receive the following treatment:
•
each Company Option with an exercise price per Share that is less than the Offer Consideration (each, an “In-the-Money Option”) that is then outstanding and unvested as of immediately prior to the Effective Time will vest in full and be cancelled in exchange for (A) an amount in cash equal to the product of (x) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Offer Consideration over the applicable exercise price per Share of such In-the-Money Option; and

•	each Company Option other than an In-the-Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.
The following table sets forth, for each of Intevac’s executive officers and directors (i) the number of Shares subject to In-the-Money Options held by such individual as of February 27, 2025, and (ii) the estimated Offer Consideration that would be payable (on a pre-tax basis) in respect of such In-the-Money Options. The numbers in the following table do not reflect any equitable adjustments that may be made to Company Options in order to account for the payment of the Special Dividend.

Name of Executive Officer or Director	Number of Shares Underlying In-the -Money Options (#)	Offer Consideration for In-the-Money Options ($)
Executive Officers
Nigel D. Hunton	—	—
Cameron McAulay	—	—
John Dickinson	—	—
Directors
Kevin D. Barber	—	—
David S. Dury	—	—
Dorothy D. Hayes	—	—
Michele F. Klein	—	—
Eiji Miyanaga	10,300	4,738
Ryan L. Vardeman	10,300	14,935

Company RSUs
The Merger Agreement provides that, at the Effective Time, each restricted stock unit of Intevac that vests based solely on the continued performance of services (each, a “Company RSU”) then outstanding, whether or not vested, will be cancelled in exchange for (i) a cash payment equal to (x) the total numbers of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Offer Consideration.
The following table sets forth, for each of Intevac’s executive officers and directors (i) the number of Company RSUs held by such individual as of February 27, 2025, and (ii) the estimated Offer Consideration that would be payable (on a pre-tax basis) in respect thereof. The numbers in the following table do not reflect any equitable adjustments that may be made to Company RSUs in order to account for the payment of the Special Dividend.

Name of Executive Officer or Director	Number of Company RSUs (#)	Total Offer Consideration for Company RSUs ($)
Executive Officers
Nigel D. Hunton	277,985	1,111,940
Cameron McAulay	138,000	552,000
John Dickinson	113,581	454,324
Directors
Kevin D. Barber	12,000	48,000
David S. Dury	12,000	48,000
Dorothy D. Hayes	12,000	48,000
Michele F. Klein	12,000	48,000
Eiji Miyanaga	12,000	48,000
Ryan L. Vardeman	12,000	48,000

Company PRSUs
The Merger Agreement provides that restricted stock units of Intevac that vest based on the continued performance of services and the achievement of performance metrics (each, a “Company PRSU”) then outstanding, whether or not vested, shall receive the following treatment:
•
Immediately prior to the Effective Time, each Company PRSU granted during calendar year 2022 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (x) 25 percent of the “Number of RSUs Subject to Award” listed in the applicable award agreement (such number of Company PRSUs, the “Cashed-Out 2022 Company PRSUs”) multiplied by (y) the Offer Consideration;

•
Immediately prior to the Effective Time, each Company PRSU granted during calendar year 2025 that is then outstanding will be cancelled and the holder thereof will be entitled to an amount in cash equal to the product of (x) the “Target RSUs” listed in the applicable award agreement (such number of Company PRSUs, the “Cashed-Out 2025 Company PRSUs”) multiplied by (y) the Offer Consideration; and

•
Prior to the Effective Time, each Company PRSU granted during calendar year 2023 and each Company PRSU granted during calendar year 2024 that is outstanding and unvested will be cancelled with no consideration payable in respect thereof.

The following table sets forth, for each of Intevac’s executive officers and directors (i) the number of Cashed-Out 2022 Company PRSUs for such individual, (ii) the number of Cashed-Out 2025 Company PRSUs for such individual, and (iii) the estimated Offer Consideration that would be payable (on a pre-tax basis) in respect thereof. The numbers in the following table do not reflect any equitable adjustments that may be made to Company PRSUs in order to account for the payment of the Special Dividend.

Name of Executive Officer or Director	Cashed-Out 2022 Company PRSUs (#)	Cashed-Out 2025 Company PRSUs (#)	Total Offer Consideration for Company PRSUs ($)
Executive Officers
Nigel D. Hunton	166,750	240,000	1,627,000
Cameron McAulay	—	135,000	540,000
John Dickinson	20,650	75,000	382,600
Directors
Kevin D. Barber	—	—	—
David S. Dury	—	—	—
Dorothy D. Hayes	—	—	—
Michele F. Klein	—	—	—
Eiji Miyanaga	—	—	—
Ryan L. Vardeman	—	—	—

Treatment of Company Employee Stock Purchase Plan
Pursuant to the Merger Agreement, Intevac has agreed to take all actions necessary pursuant to the terms of Intevac’s Amended and Restated 2003 Employee Stock Purchase Plan (the “Company ESPP”) or otherwise to provide that (a) no new offering period will be commenced following the date of the Merger Agreement under the Company ESPP; (b) there shall be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement; (c) no individuals shall commence participation in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time; and (d) the Company ESPP shall terminate effective upon the Effective Time. In addition, in connection with the Special Dividend, Intevac may make adjustments to then-outstanding purchase rights under the Company ESPP under the terms of the Company ESPP, in order to equitably adjust such plan to account for the payment of the Special Dividend.
Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination
Employment Agreement with Nigel Hunton
Intevac previously entered into an employment agreement with Nigel Hunton, which was amended in December 2024 (such employment agreement as amended, the “Employment Agreement”).
Under the Employment Agreement, if Intevac terminates Mr. Hunton’s employment with Intevac for a reason other than “cause” (as such term is defined in the Employment Agreement) (and not by reason of Mr. Hunton’s death or “disability” (as such term is defined in the Employment Agreement)) or if Mr. Hunton resigns from employment with Intevac for “good reason” (as such term is defined in the Employment Agreement), Mr. Hunton will receive as severance from Intevac:
•
continuing payments of Mr. Hunton’s base salary in effect on the date of Mr. Hunton’s termination, payable in accordance with Intevac’s standard payroll procedures for a period of 12 months (or, if such termination occurs within the 12-month period following a “change in control” (as defined in Intevac’s 2020 Equity Incentive Plan and which includes the Merger) (the “Change in Control Period”), for a period of 18 months) (the “Severance Period”);

•
the immediate vesting of each of Mr. Hunton’s then-outstanding equity awards as to 50 percent of the unvested number of Shares subject to each equity award (or, if such termination occurs within the Change in Control Period, the immediate vesting as of 100 percent of Mr. Hunton’s then-outstanding equity awards), in each case other than performance-based equity awards, which will instead be treated as provided in the award agreement related to such Intevac equity;

•	payment or reimbursement for premiums for medical, vision and dental coverage under COBRA for Mr. Hunton and his eligible dependents for up to the length of the Severance Period;

•
a lump sum payment equal to a prorated portion of the average bonus paid to Mr. Hunton over the three most recently completed bonus periods or such lesser period of time that Mr. Hunton has been employed (or at target bonus if no bonus period has been completed), or, if the termination occurs within the Change in Control Period, payment of 150 percent of Mr. Hunton’s target bonus;

•
if bonuses have not been paid for the calendar year preceding the year in which the termination occurs, a lump sum payment equal to the bonus that Mr. Hunton would have received had he remained employed through the bonus payment date based on actual performance; and

•
if Mr. Hunton’s termination occurs within the Change in Control Period, a lump sum payment equal to a prorated portion of Mr. Hunton’s target bonus, based on the number of completed days in such year for which Mr. Hunton was employed by Intevac as of the termination date.

The receipt of severance under the Employment Agreement is contingent upon Mr. Hunton signing and not revoking a separation agreement and release of claims in favor of Intevac, and his continued compliance with the terms of his confidentiality agreement entered into with Intevac.
Under the Employment Agreement, in the event the severance payments and other benefits payable to Mr. Hunton constitute “parachute payments” under Section 280G of the U.S. Internal Revenue Code and would be subject to the applicable excise tax, then his severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in his receipt on an after-tax basis of the greatest amount of benefits.
Amended and Restated Change in Control Agreements with Cameron McAulay and John Dickinson
In December 2024, Intevac entered into an Amended and Restated Change in Control Agreement with each of Cameron McAulay and John Dickinson (each, a “CIC Agreement”).
As per the terms of each CIC Agreement, if within 12 months following a “change in control” (as such term is defined in the CIC Agreement and which includes the Merger), Intevac terminates the executive officer’s employment without “cause” (as such term is defined in the CIC Agreement) or if the executive officer resigns for “good reason” (as such term is defined in the CIC Agreement), the applicable executive officer will receive:
•
continuing payments of the executive officer’s base salary in effect on the date of the executive officer’s termination, payable in accordance with Intevac’s standard payroll procedures for a period of 12 months;

•
immediate vesting of each of the executive officer’s then-outstanding Intevac equity awards other than performance-based equity awards, which will instead be treated as provided in the award agreement related to such Intevac equity;

•	payment or reimbursement for premiums for medical, vision and dental coverage under COBRA for the executive officer and the executive officer’s eligible dependents for up to 12 months;
•	a lump sum payment equal to 100 percent of the executive officer’s target bonus;
•
if bonuses have not been paid for the calendar year preceding the year in which the termination occurs, a lump sum payment equal to the bonus that the executive officer would have received had the executive officer remained employed through the bonus payment date based on actual performance; and

•
a lump sum payment equal to a prorated portion of the executive officer’s target bonus, based on the number of completed days in such year for which the executive officer was employed by Intevac as of the termination date.

The receipt of severance under the CIC Agreement remains contingent upon the executive officer signing and not revoking a release of claims in favor of Intevac.
Under each CIC Agreement, in the event the severance payments and other benefits payable to the applicable executive officer constitute “parachute payments” under Section 280G of the U.S. Internal Revenue Code and would be subject to the applicable excise tax, then his severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in his receipt on an after-tax basis of the greatest amount of benefits.

Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation for each of Intevac’s named executive officers that is based on, or that otherwise relates to, the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Intevac’s named executive officers. Intevac’s “named executive officers” for purposes of the disclosure in this Schedule 14D-9 are Messrs. Hunton, McAulay, and Dickinson.
The amounts in the table are estimated using the following assumptions and such additional assumptions as may be set forth in the footnotes to the table:
•
that the Effective Time will occur on February 27, 2025 (which is the assumed closing date of the Merger solely for purposes of this Schedule 14D-9, including this golden parachute compensation disclosure);

•
that the named executive officer will have a qualifying termination of his employment at the Effective Time that results in severance benefits becoming payable to him under his Employment Agreement or CIC Agreement (as applicable); and

•	that no payment is reduced pursuant to the terms of the Employment Agreement and CIC Agreements described above as a result of Sections 280G and 4999 of the U.S. Internal Revenue Code.
The amounts reported in the tables and footnotes below are estimated based on these and other assumptions that may or may not actually occur or be accurate on the date that the Merger closes, and reflect estimated values of change in control severance benefits and unvested equity incentives. Accordingly, the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. Intevac’s named executive officers will not receive pension or nonqualified deferred compensation benefit enhancements or tax reimbursements in connection with the Merger. As required by applicable SEC rules, all amounts below that are determined using the per share value of our Shares have been calculated based on $4.00 per Share.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Nigel D. Hunton	1,902,174	2,738,940	82,890	4,724,004
Cameron McAulay	646,104	1,092,000	—	1,738,104
John Dickinson	620,600	836,924	46,272	1,503,796

(1)
The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under his Employment Agreement or CIC Agreement (as applicable) in connection with a qualifying termination on or within twelve months after a change in control, as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates—Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination.” The amount listed for Mr. Hunton represents (a) continuing payments of his base salary in effect on the date of his termination, payable in accordance with Intevac’s standard payroll procedures for a period of 18 months, (b) a lump sum payment equal to 150 percent of his target bonus, and (c) a lump sum payment equal to a prorated portion of his target bonus, based on the number of completed days in such year for which he was employed by Intevac as of the termination date. In the cases of Messrs. McAulay and Dickinson, the amount listed for each such named executive officer represents (a) severance from Intevac in the amount of 12 months of the named executive officer’s then-existing base salary, (b) a lump sum payment equal to 100 percent of the named executive officer’s target bonus, and (c) a lump sum payment equal to a prorated portion of the executive officer’s target bonus, based on the number of completed days in such year for which the executive officer was employed by Intevac as of the termination date. The following table sets forth the value of each of the base salary and bonus severance payable to a named executive officer under the terms of his Employment Agreement or CIC Agreement.

Name	Base Salary Severance ($)	Target Bonus Severance ($)	Prorated Target Bonus Severance ($)
Nigel D. Hunton	900,900	900,900	100,374
Cameron McAulay	380,000	228,000	38,104
John Dickinson	365,000	219,000	36,600

(2)
The amount for each named executive officer amount represents “single trigger” vesting acceleration of 100 percent of (i) the unvested portion of his In-the-Money Options, (ii) his Company RSUs, and (iii) certain of his Company PRSUs, in each case pursuant to the Merger Agreement, as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards in the Transactions.” These amounts assume that no equitable adjustments are made to such equity awards in order to account for the payment of the Special Dividend.

Name	Company Options ($)	Company RSUs ($)	Company PRSUs ($)	Total ($)
Nigel D. Hunton	—	1,111,940	1,627,000	2,738,940
Cameron McAulay	—	552,000	540,000	1,092,000
John Dickinson	—	454,324	382,600	836,924

(3)
The amount for each named executive officer represents payment or reimbursement for premiums for medical, vision and dental coverage under COBRA for the named executive officer and his eligible dependents for 12 months (or in Mr. Hunton’s case, 18 months). These amounts are a “double-trigger” severance benefit that each such named executive officer may become entitled to receive under his CIC Agreement in connection with a qualifying termination within 12 months following a “change in control,” as described in further detail in the section of this Schedule 14D-9 captioned “—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates—Potential Payments to Intevac’s Executive Officers in Connection with a Change in Control Termination—Amended and Restated Change in Control Agreements with Cameron McAulay and John Dickinson.”

(4)
Under each of the Employment Agreement and the CIC Agreements, amounts are subject to reduction in the event the applicable named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. These amounts assume no such reduction is applied.

Employee Arrangements Following the Merger
For a period of one year following the Effective Time, Seagate will provide, or cause to be provided, to each employee of Intevac or its subsidiaries who continues to be actively employed by the Surviving Corporation (or any of its affiliates) during such one-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately before the Effective Time, (ii) target cash incentive compensation opportunities that are no less favorable than either (x) those provided to such Continuing Employee immediately before the Effective Time or (y) those provided by Seagate or its affiliates to similarly situated employees, and (iii) employee benefits (excluding equity incentive compensation and employee stock purchase plan) that in the aggregate are no less favorable than either (x) those provided to such Continuing Employee immediately before the Effective Time or (y) those provided by Seagate or its affiliates to similarly situated employees.
To the extent that service is relevant for eligibility or vesting under any benefit plan of Seagate and/or the Surviving Corporation, then Seagate will ensure that such benefit plan will, for purposes of eligibility and vesting, but not for purposes of benefit accrual (except as may be applicable for severance and paid time off), credit Continuing Employees for service before the Effective Time with Intevac and its affiliates or their respective predecessors to the same extent that such service was recognized before the Effective Time under the corresponding benefit plan of Intevac, except that such service will not be recognized to the extent that such recognition would result in any duplication of benefits. In addition, Seagate and its affiliates will not be required to provide credit for any purpose under any cash or equity incentive plan, defined benefit pension plan, postretirement welfare plan or any plan under which similarly situated employees of Seagate and its affiliates do not receive credit for prior service or that is grandfathered or frozen.
Following the Effective Time, Seagate or an affiliate of Seagate will use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Seagate or its affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately before the Effective Time under the corresponding Intevac benefit plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately before transitioning into a plan of Seagate or its affiliate during the portion of the calendar year before such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Seagate or its affiliate, in each case, to the extent recognized for such purpose under an analogous Intevac benefit plan before the Effective Time; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case, to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Intevac benefit plan before the Effective Time.

Future Arrangements
At the time of this Schedule 14D-9, it is expected that the services of each of Intevac’s directors will terminate at the Effective Time, and none of Intevac’s directors will remain or become a director or officer of Intevac, on the one hand, and Seagate or its affiliates, on the other hand.
As of the date of this Schedule 14D-9, none of Intevac’s executive officers have: (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Seagate or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Seagate or Purchaser to be effective following the consummation of the Merger.
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Seagate or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Seagate or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Seagate and/or its affiliates have been established. Any such arrangements with Intevac’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the human capital committee of the Intevac Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Intevac or their respective affiliates and any of the officers, directors or employees of Intevac or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Director Compensation
Under Intevac’s non-employee director compensation program, the cash fees paid to Intevac’s non-employee directors for service on the Intevac Board and for service on each committee of the Intevac Board on which the director is a member were as follows:

Annual Cash Compensation ($)
Non-Chair Board Retainer	45,000
Additional Board Chair Retainer	28,000
Audit Committee Chairmanship Compensation	15,000
Human Capital Committee Chairmanship Compensation	10,000
Nominating and Governance Committee Chairmanship Compensation	8,000
Audit Committee Member Compensation	8,500
Human Capital Committee Chairmanship Compensation	5,000
Nominating and Governance Committee Member Compensation	4,000

Intevac’s non-employee directors also have their travel, lodging and related expenses associated with attending Intevac Board or committee meetings and for participating in Intevac Board-related activities paid or reimbursed by Intevac.
Intevac’s non-employee directors are eligible to receive grants of options to purchase Shares of Intevac’s common stock and other equity awards pursuant to Intevac’s 2020 Equity Incentive Plan when and as determined by the Intevac Board and subject to the limits in Intevac’s 2020 Equity Incentive Plan on annual non-employee director grants. Intevac’s 2020 Equity Incentive Plan provides that no non-employee director may be granted, in any fiscal year, equity awards covering more than 25,000 Shares, which limit is increased to 40,000 Shares in the fiscal year of his or her initial service as a non-employee director; however, any awards granted to an individual while he or she was an employee, or a consultant, will not count for purposes of these limits.

Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Intevac’s certificate of incorporation, as amended (the “Company Charter”), includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Intevac’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•	for any breach of the director’s duty of loyalty to Intevac or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•	for any transaction from which the director derived an improper personal benefit.
Pursuant to the terms of the Merger Agreement, Intevac’s directors and executive officers will be entitled to certain indemnification, exculpation and advancement of certain expenses and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation.
For a period of six (6) years from the Effective Time, Seagate and the Surviving Corporation have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of Intevac and its subsidiaries pursuant to the organizational documents of Intevac and its subsidiaries, and any indemnification or other similar agreements of Intevac and its subsidiaries set forth in a confidential disclosure schedule, in each case as in effect on the date of the Merger Agreement, shall continue in full force and effect in accordance with their terms, and Seagate shall cause the Surviving Corporation and its subsidiaries to perform their obligations thereunder; provided that all rights to indemnification, advancement of expenses and exculpation in respect of any claim asserted or made, and for which an Indemnified Person (as defined below) delivers a written notice to Seagate within such six (6) year period asserting a claim for such protections pursuant to the Merger Agreement, shall continue until the final disposition of such claim. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Seagate has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Intevac or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Intevac or its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to, or by reason of, the fact that the Indemnified Person is or was a director or officer of Intevac or its subsidiaries or is or was serving at the request of Intevac or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents, and certain indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement, as well as to the fullest extent permitted under applicable law, and Seagate has agreed that it will cause the Surviving Corporation and its subsidiaries to provide such advancement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that, to the fullest extent permitted under applicable law, Seagate will cause the Surviving Corporation and its subsidiaries to pay, in advance, all reasonable attorneys’ fees and expenses that may be incurred by

Indemnified Persons in connection with their enforcement of their rights provided under Section 6.5 of the Merger Agreement, provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification.
Seagate or Intevac must bind upon the consummation of the transactions a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy or policies covering Intevac and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Intevac and its subsidiaries, such tails to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Intevac and its subsidiaries with respect to claims arising from acts or omissions that occurred at or before the Effective Time and covering, without limitation, the Transactions; provided that in no event will the cost of any such tail policy or policies exceed 300 percent of the aggregate annual premium most recently paid by Intevac or its subsidiaries prior to the date of the Merger Agreement with respect to each such coverage (the “Maximum Amount”). If the aggregate premiums of any such tail insurance coverage exceeds the Maximum Amount, then Seagate or Intevac may obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Amount.
The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.
Section 16 Matters
Pursuant to the Merger Agreement, Intevac and the Intevac Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs, and Company PRSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation
Recommendation of the Intevac Board
At a meeting of the Intevac Board held on February 12, 2025, the Intevac Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interest of Intevac and its stockholders, (ii) declared it advisable that Intevac enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Intevac of the Merger Agreement and the consummation by Intevac of the Transactions, including the Offer and the Merger, (iv) resolved that (a) if the Offer Acceptance Time occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the Consummation of the Offer, and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) resolved to recommend that Intevac’s stockholders (1) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (2) adopt the Merger Agreement at any meeting of Intevac’s stockholders held for such purpose and any adjournment or postponement thereof.
Accordingly, and for other reasons described in more detail below, the Intevac Board unanimously recommends that Intevac’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
In reaching the conclusions and in making the recommendation described above, the Intevac Board took into account a number of reasons described below in this Item 4 under “—Background of the Offer and the Merger” and “—Reasons for the Recommendation.”
A press release, dated February 13, 2025, issued by Intevac announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Intevac Board, the Strategic Committee (as defined below), Intevac’s representatives, and other parties.
The Intevac Board regularly evaluates Intevac’s strategic direction and ongoing business plans with a view toward strengthening Intevac’s business and enhancing stockholder value. As part of this evaluation, the Intevac Board regularly discusses opportunities for, and challenges facing, Intevac, including (1) the dynamics of the hard disk drive (“HDD”) industry, which is characterized by (a) large customers with significant buying power and (b) competitors who generally have substantially greater financial, technical, marketing, manufacturing and other resources as compared to Intevac; and (2) the challenges that Intevac has faced in diversifying its business. Throughout these discussions, the Intevac Board was aware of Intevac’s substantial reliance on Seagate as a customer, given that a significant portion of Intevac’s revenue has historically been attributable to sales of Intevac’s disk sputtering systems to Seagate. For example, in the fiscal years ended 2023 and 2024, Seagate represented over 92 percent and 91 percent, respectively, of Intevac’s consolidated revenues. This reliance exposes Intevac to the cyclicality of Seagate’s business, and can position Seagate to secure pricing and other concessions from Intevac. In addition, Intevac’s commercial agreements with Seagate allow Seagate to cancel orders, which Seagate has done in the past in connection with changes to its upgrade and capacity expansion plans. Finally, Intevac is exposed to the risk that Seagate will shift its business away from Intevac, including by selecting competitors’ equipment or developing internal solutions.
From time to time, the Intevac Board has considered a variety of strategic alternatives. These have included, among others, (1) the continuation of, and potential changes to, Intevac’s current business plan, with Intevac remaining an independent company; (2) potential expansion opportunities through investments, acquisitions, partnerships, licensing agreements or other commercial relationships; and (3) business combinations, acquisitions and other financial and strategic alternatives, including a sale of Intevac or certain of its assets. In addition, Intevac management regularly holds introductory and informational meetings with financial advisors (including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), current and prospective stockholders, and other industry participants, including financial acquirers and strategic counterparties that may have an interest in engaging in a strategic transaction with Intevac, for the purpose of discussing, in general terms and based on publicly available information, Intevac’s business.
In May 2023, Intevac’s management updated the Intevac Board on Intevac’s business, which included a discussion of the continued significant softening of HDD demand and the unprecedented cancellation of a meaningful portion of Intevac’s order backlog. In response, the Intevac Board discussed potential strategic growth options, as well as strategic alternatives for Intevac. In light of, among other things, Intevac’s substantial reliance on Seagate and the anticipated weakness of Intevac’s business given the backlog cancellations, as well as concerns from investors related to Intevac’s strategic direction, the Intevac Board determined to commence a formal review of strategic alternatives. To support and oversee this process, the Intevac Board established a strategic committee (the “Strategic Committee”). The Strategic Committee was formed given (1) the potentially significant workload that could be involved in evaluating strategic alternatives; (2) the possibility that Intevac management may need feedback and direction on relatively short notice; and (3) the benefits and convenience of having a subset of directors oversee and direct the process of considering strategic alternatives. Upon formation, the Strategic Committee was composed of independent directors David Dury and Kevin Barber. The Intevac Board authorized and instructed the Strategic Committee to, among other things, (1) oversee and provide assistance to Intevac management and Intevac’s advisors with respect to the exploration, evaluation, consideration, review and negotiation of the terms and conditions of any potential strategic alternative, including a possible sale of Intevac; (2) take such other actions with respect to any strategic alternative as the Strategic Committee deemed necessary, appropriate or advisable; and (3) recommend to the Intevac Board the actions, if any, that should be taken by Intevac with respect to any strategic alternative or transaction. The Intevac Board retained the power and authority to approve the final decision on pursuing a strategic alternative, including a sale of Intevac, and the entry by Intevac into a definitive agreement providing for a sale transaction was not conditioned on receiving any specific recommendation by the Strategic Committee. It was also understood that the Intevac Board would continue to have an active role in the consideration of potential strategic alternatives.The Intevac Board did not provide for the payment of any compensation to the members of the Strategic Committee in consideration of their service on the Strategic Committee. The Intevac Board delegated to the Strategic Committee the authority to engage, on behalf of Intevac, one or more financial advisors to assist in connection with these matters.
In the weeks following the formation of the Strategic Committee, the members of the Strategic Committee met informally, both with and without Intevac management, to discuss the retention of a financial advisor to assist Intevac in the exploration of strategic alternatives. The Strategic Committee interviewed Houlihan Lokey and three other prominent financial advisory firms to potentially serve as Intevac’s financial adviser. Houlihan Lokey was well known to the Strategic Committee given Houlihan Lokey’s qualifications, extensive expertise, international reputation, knowledge of the industry in which Intevac operates and experience in advising similar companies in connection with potential strategic transactions. After concluding these interviews, the members of the Strategic Committee determined to retain Houlihan Lokey. On behalf of Intevac, the members of the Strategic Committee negotiated the terms of an engagement letter between Intevac and Houlihan Lokey.
On June 12, 2023, the Strategic Committee met, with Intevac management and representatives of each of Wilson Sonsini Goodrich & Rosati Professional Corporation (“Wilson Sonsini”) and Houlihan Lokey in attendance. The representatives of Houlihan Lokey described various strategic alternatives available to Intevac, as well as different processes for reviewing strategic alternatives. The Strategic Committee determined (1) to publicly disclose that Intevac had retained a financial adviser to advise Intevac management and the Intevac Board on strategic alternatives; and (2) that after that public announcement, Houlihan Lokey should use its judgment to initiate contact with third parties who might have an interest in pursuing a transaction with Intevac. Outside of the presence of the representatives of Houlihan Lokey, the Strategic Committee reviewed and approved an engagement letter with Houlihan Lokey.
Later on June 12, 2023, Intevac and Houlihan Lokey entered into an engagement letter.
On June 13, 2023, Intevac issued a press release (the “June 13 Strategic Announcement”) announcing that it had retained Houlihan Lokey to advise Intevac management and the Intevac Board on strategic alternatives. The June 13 Strategic Announcement also announced the formation of the Strategic Committee.
Following the June 13 Strategic Announcement, representatives of Houlihan Lokey, at the direction of Intevac, contacted 51 third parties (composed of 46 potential strategic acquirers and 5 potential financial acquirers) concerning their potential interest in considering a transaction with Intevac. During 2023 and following the June 13 Strategic Announcement, Intevac entered into confidentiality agreements with 6 potential strategic acquirers and 4 potential financial acquirers. These confidentiality agreements contained customary “standstill” provisions restricting the respective potential acquirer from making public proposals with respect to the acquisition of Intevac without Intevac’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Intevac’s execution of a definitive agreement with a third party to acquire more than 50 percent of Intevac’s outstanding equity securities). These confidentiality agreements did not: (1) restrict the applicable acquirer, at any time, from making confidential acquisition proposals to the Intevac Board; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting the applicable potential acquirer from requesting that Intevac release the applicable potential acquirer from its “standstill” restrictions. None of these parties elected to proceed with significant due diligence or to make a bona fide proposal to engage in a transaction with Intevac. During this period, the Strategic Committee met regularly to discuss the status of the review of strategic alternatives.
By January 2024, Intevac had renewed its focus on executing its strategic plan as an independent company, a key component of which was diversifying its product lineup and revenue opportunities. On January 2, 2024, Intevac issued a press release announcing the successful qualification of its TRIO system, an automated coating system (“TRIO”). Intevac had been pursuing development of TRIO for several years, and the Intevac Board believed that TRIO represented significant potential for future revenue growth. It was the Intevac Board’s view that continued successful development of TRIO would expand Intevac’s options and could potentially make Intevac more attractive to a third-party acquirer. The Intevac Board never formally concluded the review of strategic alternatives commenced in June 2023 and continued to describe the review as active in its public communications.
On September 18, 2024, Nigel D. Hunton, Intevac’s President and Chief Executive Officer, and Alain Tailheuret, Seagate’s Vice President of Global Procurement, met to discuss Intevac’s supplier relationship with Seagate. Mr. Tailheuret informed Mr. Hunton that Seagate was currently engaged in a process of reducing costs among its suppliers. While acknowledging Seagate’s new initiative, Mr. Hunton explained that Intevac was seeking to increase the prices that it charged Seagate. During the meeting, Mr. Tailheuret suggested that an acquisition of Intevac could potentially make strategic sense for Seagate. Beyond this remark, Messrs. Hunton and Tailheuret did not discuss an acquisition of Intevac by Seagate. Mr. Hunton reported on his conversation with Mr. Tailheuret to the Intevac Board and would do the same following his future conversations with Seagate.
On October 4, 2024, representatives of Houlihan Lokey met with a senior Seagate executive, at Intevac’s direction and Seagate’s request, to discuss the status of Intevac’s strategic review process. No economic terms for a potential transaction were discussed, although the Seagate executive stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $3.45 per Share. The Seagate executive also inquired as to whether there was an active sale process involving Intevac and was told that although the process had not been terminated Intevac’s primary focus was on advancing TRIO. Following this meeting, the representatives of Houlihan Lokey updated Intevac management and the Strategic Committee on the matters discussed.
On October 25, 2024, Messrs. Hunton and Tailheuret spoke about the supplier relationship between Intevac and Seagate. Messrs. Hunton and Tailheuret discussed (1) Seagate’s initiative to cut costs among its suppliers; (2) the status of Seagate’s efforts to qualify alternative suppliers to Intevac; and (3) Intevac’s request to increase the prices that it charged Seagate. During the meeting, Mr. Tailheuret expressed his view that Seagate might have to pursue alternatives to using Intevac as a supplier, including migrating some or all of its purchases away from Intevac. At the conclusion of the meeting, Messrs. Hunton and Tailheuret agreed to work together to find ways to reduce costs to Seagate.
On October 28, 2024, Mr. Hunton met with members of Seagate management, including Mr. Tailheuret. The members of Seagate management and Mr. Hunton continued their prior conversations about Seagate’s initiative to cut costs among its suppliers and Intevac’s request to increase the prices that it charged Seagate. During the meeting, members of Seagate management proposed to lessen some of the price increases sought by Intevac, but noted that doing so would require reallocation of resources in Seagate from new product development to cost reduction.
On November 8, 2024, Intevac entered into a letter agreement (the “Cooperation Agreement”) with Palogic. Pursuant to the Cooperation Agreement, Intevac appointed Ryan L. Vardeman to the Intevac Board. The Cooperation Agreement followed private conversations between representatives of Palogic and the Intevac Board concerning, among other things, Intevac’s financial performance, capital allocation policies and strategic direction. During these conversations, the representatives of Palogic expressed their view that the strength of the Intevac Board would be augmented through the presence of a shareholder representative.

On November 11, 2024, Intevac disclosed that it would no longer pursue commercialization of TRIO and turn its focus entirely to the HDD sector.
On November 13, 2024, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. During the meeting, Intevac management provided an overview of Intevac’s HDD strategy and reviewed certain customer relationship matters, including the recent discussions with Seagate. The Intevac Board discussed Intevac’s HDD business, cost structure and strategic positioning. The Intevac Board (1) instructed Intevac management to continue its efforts to decrease costs; and (2) determined to reinvigorate its review of strategic alternatives, including the possible sale of Intevac. Given that the engagement letter with Houlihan Lokey had expired, the Intevac Board authorized Intevac to enter into a new engagement letter with Houlihan Lokey.
On November 17, 2024, Intevac and Houlihan Lokey entered into a new engagement letter on the same terms as the previous engagement letter.
On December 5, 2024, at the request of Seagate, members of Seagate management, including Gianluca Romano, Executive Vice President and Chief Financial Officer of Seagate, and members of Intevac management, including Mr. Hunton, met to discuss Intevac’s business. During this discussion, members of Seagate management expressed their overall satisfaction with the two companies’ commercial relationship and indicated that Seagate continued to have an interest in acquiring Intevac. Mr. Romano asked Mr. Hunton to raise the possibility of an acquisition of Intevac by Seagate with the Intevac Board. Seagate did not make a specific transaction proposal at this meeting but suggested that an acquisition of Intevac by Seagate could be completed on an accelerated time frame. No economic terms for a potential transaction were discussed, although the members of Seagate management stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $2.73 per Share.
On December 10, 2024, the Intevac Board met, with Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Mr. Hunton described his recent meetings with Seagate and Seagate’s continued interest in exploring an acquisition of Intevac. The representatives of Houlihan Lokey discussed strategic alternatives available to Intevac. As in 2023, the Intevac Board determined the engagement of Houlihan Lokey and the commencing of the strategic process should be publicly disclosed. The representatives of Wilson Sonsini reviewed with the members of the Intevac Board their fiduciary duties under Delaware law. The Intevac Board agreed that Mr. Hunton and representatives of Houlihan Lokey should continue to engage with Seagate concerning the potential acquisition of Intevac by Seagate. Members of Intevac management also discussed the possibility of paying a regular, quarterly dividend, including possible amounts and alternatives. The Intevac Board adopted a dividend policy whereby Intevac would announce the expectation to pay a regular, quarterly dividend of $0.05 per Share starting in the first quarter of 2025. Given Intevac’s prior decision to no longer pursue commercialization of TRIO, the Intevac Board approved a restructuring plan to reduce Intevac’s cost structure. Additionally, the Intevac Board appointed Ryan Vardeman to the Strategic Committee.
On December 12, 2024, Intevac issued a press release announcing that it had retained Houlihan Lokey to advise Intevac management and the Intevac Board on strategic alternatives. Intevac also announced that the Intevac Board intended to pay a regular, quarterly dividend of $0.05 per Share starting in the first quarter of 2025.
On December 13, 2024, at the direction of Intevac, Mr. Hunton and a representative of Houlihan Lokey met with members of Seagate management, including Mr. Romano and James Lee, Seagate’s Senior Vice President, Chief Legal Officer and Corporate Secretary. During this meeting, members of Seagate management confirmed Seagate’s interest in continuing to explore a possible acquisition of Intevac. The parties agreed to meet in January 2025 to continue their discussions.
On December 16, 2024, the Strategic Committee met, with Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The representatives of Houlihan Lokey discussed strategic alternatives available to Intevac, with a focus on third parties who could have an interest in acquiring all of Intevac. The Strategic Committee directed the representatives of Houlihan Lokey to contact the third parties (other than Seagate) most likely to have an interest in acquiring Intevac, with the timing and sequencing of such contacts to be at Houlihan Lokey’s discretion. Over the ensuing weeks, representatives of Houlihan Lokey, at the direction of Intevac, contacted 12 third parties all of which were potential strategic counterparties concerning their potential interest in considering a transaction with Intevac. None of these parties entered into a confidentiality agreement with Intevac or suggested they were interested in making a proposal to Intevac. Given

(1) Mr. Hunton’s industry relationships, (2) his extensive knowledge of Intevac’s technology and (3) the public disclosures concerning the exploration of strategic alternatives, the Strategic Committee also authorized Mr. Hunton to contact third parties that he believed might have an interest in acquiring Intevac.
Between December 16, 2024, and January 6, 2025, Mr. Hunton contacted two strategic acquirers and two financial sponsors. Each declined to consider a transaction with Intevac.
On December 27, 2024, the Strategic Committee met, with Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Members of Intevac management discussed preparations for upcoming meetings with Seagate. Mr. Hunton discussed his recent contacts with third parties concerning a potential transaction with Intevac and the lack of interest shown by each party.
On January 3, 2025, Intevac and Seagate entered into a confidentiality agreement. The confidentiality agreement contained customary “standstill” provisions restricting Seagate from making public proposals with respect to the acquisition of Intevac without Intevac’s prior consent (which restrictions would terminate upon the occurrence of, among other things, Intevac’s execution of a definitive agreement with a third party to acquire more than 50 percent of Intevac’s outstanding voting securities). The confidentiality agreement did not: (1) restrict Seagate, at any time, from making confidential acquisition proposals to the Intevac Board; or (2) include “don’t ask, don’t waive” or similar provisions prohibiting Seagate from requesting that Intevac release Seagate from its “standstill” restrictions.
Also on January 3, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Among other things, members of Intevac management reported on their preparations for upcoming meetings with Seagate and reviewed a presentation outlining Intevac and its business that Intevac management intended to share with the Intevac Board and then with Seagate and any other third party considering a potential transaction with Intevac. The representatives of Houlihan Lokey and Mr. Hunton each discussed their recent contacts with third parties concerning a transaction with Intevac. The Strategic Committee authorized Mr. Vardeman to contact two financial acquirers that he believed might have an interest in acquiring Intevac.
Also on January 3, 2025, Intevac granted Seagate and its advisors access to a virtual data room that contained legal and operational due diligence documents to support Seagate’s due diligence review of Intevac. Thereafter, members of Seagate management and representatives of Seagate’s advisers conducted additional operational, legal, financial, accounting, employment and other due diligence on Intevac. At various points, members of Seagate management and representatives of Seagate (including Seagate’s legal and financial advisers) met with Intevac management and Intevac’s advisers to discuss due diligence information.
Between January 5, 2025, and January 6, 2025, Mr. Vardeman spoke with two financial acquirers that he believed might have an interest in acquiring Intevac. Each declined to consider a transaction with Intevac.
On January 7, 2025, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Members of Intevac management reviewed the presentation outlining Intevac and its business that they had previously shared with the Strategic Committee, and the Intevac Board expressed its support for Intevac management to share the presentation (which presentation included certain of the information in the Pro Forma Upside Case (as defined in the section of this Schedule 14D-9 captioned “—Certain Company Management Forecasts”)) with Seagate and any other third party considering a potential transaction with Intevac.
On January 8, 2025, members of Seagate management, including Messrs. Romano and Lee, and members of Intevac management, including Mr. Hunton, met to discuss the potential acquisition of Intevac by Seagate. Representatives of Houlihan Lokey also attended this meeting. During this meeting, the members of Seagate management stated that Seagate would not be able to pay a significant premium to Intevac’s then-current stock price of approximately $3.57 per Share. The members of Seagate management also noted that Intevac’s announcement on December 12, 2024, regarding strategic alternatives and the engagement of Houlihan Lokey, as well as Intevac’s decision to discontinue TRIO, would impact Seagate’s views on Intevac’s valuation. Although neither members of Intevac management nor the representatives of Houlihan Lokey stated that the Intevac Board would only consider a transaction at a specific valuation, the members of Intevac management did review with the members of Seagate management a financial presentation developed by Intevac that supported a valuation, on a pro forma basis assuming Intevac is owned by Seagate, in excess of $15.00 per Share. The parties discussed the commercial relationship between Seagate and Intevac. The members of Seagate management stated that Seagate desired to reduce its supply chain costs. From this discussion, the members of Intevac management understood Seagate to be saying that should the parties not be able to reach agreement on the terms of an acquisition of Intevac by Seagate, then Seagate would look for ways to accomplish that goal, including by qualifying new suppliers or developing technology (including by seeking to hire Intevac’s key engineering talent) that would substantially reduce or eliminate Seagate’s reliance on Intevac as a supplier.
Later on January 8, 2025, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The members of Intevac management discussed their meeting with Seagate held earlier that day and informed the Intevac Board that they believed that Seagate was very likely to look to replace Intevac as a supplier in the absence of an acquisition of Intevac by Seagate. The Intevac Board determined that it was appropriate for acquisition discussions with Seagate to continue.
On January 9, 2025, Messrs. Romano and Lee met with Mr. Hunton to continue to discuss an acquisition of Intevac by Seagate. At this meeting, Mr. Romano stated that Seagate was prepared to acquire Intevac for an aggregate value of $115,000,000 in cash (the “Initial Seagate Acquisition Proposal”). Mr. Hunton stated that he would discuss the Initial Seagate Acquisition Proposal with the Intevac Board.
On January 10, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Mr. Hunton described the Initial Seagate Acquisition Proposal. Representatives of Houlihan Lokey presented preliminary financial analyses of the Initial Seagate Acquisition Proposal and offered perspectives on a possible counterproposal to be made by Intevac. The Strategic Committee instructed Intevac management, with the assistance of representatives of each of Wilson Sonsini and Houlihan Lokey, to prepare a non-binding term sheet to reflect key terms of an acquisition of Intevac by Seagate, in preparation for making a counterproposal to Seagate.
On January 13, 2025, the Strategic Committee met, with other members of the Intevac Board, members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The Strategic Committee discussed (1) the processes to review strategic alternatives undertaken by Intevac in 2023 and 2024 (including the public announcements made by Intevac in respect of both processes), and that no party other than Seagate had expressed interest in acquiring Intevac; (2) their understanding that should the parties not be able to reach agreement on the terms of an acquisition of Intevac by Seagate, then Seagate would look for ways to accomplish that goal, including by qualifying new suppliers or developing technology (including by seeking to hire Intevac’s key engineering talent) that would substantially reduce or eliminate Seagate’s reliance on Intevac as a supplier, as well as the feasibility of these efforts by Seagate in relation to Intevac’s intellectual property portfolio; (3) Seagate’s contractual rights in connection with its various agreements with Intevac; (4) Intevac’s reliance on Seagate; and (5) Intevac’s unsuccessful efforts to diversify its business, including the decision to discontinue commercialization of TRIO. The representatives of Houlihan Lokey presented preliminary financial analyses of Intevac. The Strategic Committee expressed the belief that an acquisition of Intevac by Seagate had the potential to deliver certain value to Intevac stockholders and eliminate the risks associated with execution of Intevac’s strategic plan as an independent company, and that, given the existing relationships between Seagate and Intevac, it was likely that Seagate was uniquely positioned to acquire Intevac. The Strategic Committee authorized Mr. Hunton to make a counterproposal (the “Initial Intevac Counterproposal”) for Seagate to acquire Intevac reflecting the following terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.60 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to enter into a three year non-cancellable supply agreement with Intevac containing guaranteed revenue amounts.
Later on January 13, 2025, Mr. Hunton sent the Initial Intevac Counterproposal to Messrs. Romano and Lee. After sharing the Initial Intevac Counterproposal, Mr. Hunton spoke with Mr. Romano, who stated that the terms of the Initial Intevac Counterproposal were not likely to be acceptable to Seagate but that Seagate remained interested in acquiring Intevac for an aggregate value of $115,000,000 in cash.
On January 14, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Mr. Hunton discussed Seagate’s reaction to the Initial Intevac Counterproposal.

On January 16, 2025, Seagate delivered a counterproposal to Intevac (the “Revised Seagate Acquisition Proposal”). The Revised Seagate Acquisition Proposal contemplated: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment by Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) no commitment by Seagate to enter into a supply agreement with Intevac containing guaranteed revenue amounts. The Revised Seagate Acquisition Proposal also contemplated: (1) payment by Intevac of a termination fee if Intevac was not successful in obtaining stockholder support for the acquisition; (2) a closing condition that no more than 10 percent of the issued and outstanding Shares demanded appraisal rights; and (3) a request that certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition.
On January 17, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Members of Intevac management reviewed draft financial information previously provided to the Strategic Committee, including assumptions used in the preparation of the financial information. The Strategic Committee discussed the Revised Seagate Acquisition Proposal and agreed to seek input on the Revised Seagate Acquisition Proposal from the other members of the Intevac Board.
On January 21, 2025, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The representatives of Houlihan Lokey presented preliminary financial analyses of Intevac. Members of Intevac management reviewed with the Intevac Board a draft of the Base Case and described, among other things, the process for preparing the Base Case, including the underlying assumptions and various execution and other risks to realizing the Base Case. The term “Base Case” is defined in, and further information about the Base Case is contained in, the section of this Schedule 14D-9 captioned “—Certain Company Management Forecasts.” The Intevac Board approved the use of the Base Case for purposes of Houlihan Lokey’s financial analyses of Intevac and Houlihan Lokey’s opinion. The Intevac Board determined to make a counterproposal (the “Second Intevac Counterproposal”) reflecting the following terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit for two years to continue its business with Intevac in the ordinary course at levels consistent with historical practice should the acquisition not be consummated. The Second Intevac Counterproposal rejected the following terms: (1) payment by Intevac of a termination fee if Intevac was not successful in obtaining stockholder support for the acquisition; and (2) a condition to closing of the acquisition that no more than 10 percent of the issued and outstanding Shares demanded appraisal rights. The Second Intevac Counterproposal did not reject the concept that certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition.
On January 22, 2025, representatives of Wilson Sonsini shared the Second Intevac Counterproposal with representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), outside legal counsel to Seagate. Thereafter, Wilson Sonsini and Wachtell Lipton spoke at various points about the Second Intevac Counterproposal.
On January 24, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Mr. Hunton provided an update on his recent discussions with members of Seagate management. Representatives of Wilson Sonsini discussed the status of discussions between Wilson Sonsini and Wachtell Lipton regarding the Second Intevac Counterproposal.
On January 25, 2025, representatives of Wachtell Lipton shared Seagate’s counterproposal to the Second Intevac Counterproposal (the “Second Seagate Acquisition Proposal”). The Second Seagate Acquisition Proposal contemplated: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit to continue its business with Intevac in the ordinary course until the one year anniversary of the date of termination of the definitive agreement for the acquisition should the acquisition not be consummated in certain circumstances. The Second Seagate Acquisition Proposal continued to provide that certain of Intevac’s largest stockholders would enter into support agreements obligating them to support the acquisition and, if not obtained, a reimbursement of Seagate’s expenses, up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
On January 28, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. Mr. Hunton updated the Strategic Committee on the recent interactions between Intevac and Seagate. The representatives of each of Wilson Sonsini and Houlihan Lokey discussed the Second Seagate Acquisition Proposal, including various negotiating positions that the Strategic Committee could take. The Strategic Committee provided guidance to the representatives of each of Wilson Sonsini and Houlihan Lokey and directed them to finalize negotiation of the acquisition of Intevac by Seagate.
On January 29, 2025, Intevac and Seagate finalized the term sheet and agreed to work toward an acquisition of Intevac by Seagate reflecting the following key terms: (1) an acquisition price of $4.00 per Share in cash; (2) the payment by Intevac of a special dividend of $0.052 per Share in cash prior to the closing of the acquisition; (3) the payment by Intevac of its previously announced first quarter dividend of $0.05 per Share in cash prior to the closing of the acquisition; (4) a commitment of Seagate to use its reasonable best efforts to consummate the contemplated transaction; and (5) an agreement by Seagate to commit to continue its business with Intevac in the ordinary course until the one year anniversary of the date of termination of the definitive agreement for the acquisition should the acquisition not be consummated in certain circumstances. The parties also agreed that Intevac would seek to have certain of Intevac’s largest stockholders enter into support agreements obligating them to support the acquisition and, if not obtained, a reimbursement of Seagate’s expenses, up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
On January 31, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The status of negotiations with Seagate were reviewed.
On February 4, 2025, representatives of Wachtell Lipton distributed an initial draft of the Merger Agreement to representatives of Wilson Sonsini. Over the subsequent days, representatives of Wachtell Lipton and Wilson Sonsini exchanged drafts and negotiated the terms of the Merger Agreement. Key terms of the Merger Agreement negotiated by the parties included: (1) the terms of the “no-shop” restrictions applicable to Intevac, including the terms pursuant to which Intevac would be able to accept a superior proposal; (2) the amount of the termination fee payable by Intevac; (3) the date by which the parties could terminate the agreement if regulatory approvals are not obtained, and (4) the restrictions on the operation of Intevac’s business between signing of the Merger Agreement and closing of the Merger and related exceptions for matters such as employee hiring and compensation.
On February 4, 2025, representatives of Wachtell Lipton also distributed an initial draft of the form of Support Agreement to representatives of Wilson Sonsini.
Later on February 4, 2025, Wilson Sonsini shared an initial draft of the form of Support Agreement with representatives of Palogic. Palogic was already a party to a confidentiality agreement with Intevac.
On February 6, 2025, Bleichroeder LP, one of Intevac’s largest stockholders, and Intevac entered into a confidentiality agreement. Following entry into the confidentiality agreement, Intevac shared an initial draft of the form of Support Agreement with representatives of Bleichroeder LP.
On February 7, 2025, the Strategic Committee met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The representatives of Wilson Sonsini reviewed with the members of the Intevac Board their fiduciary duties under Delaware law. The representatives of Wilson Sonsini reviewed the terms of the initial draft of the Merger Agreement, as well as various negotiating positions that the Strategic Committee could take. The Strategic Committee provided direction to Wilson Sonsini on the negotiation of the Merger Agreement.
On February 10, 2025, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The representatives of Houlihan Lokey presented Houlihan Lokey’s preliminary financial analyses of the Aggregate Cash Value. The Intevac Board confirmed that the

Base Case should be used for purposes of Houlihan Lokey’s financial analyses of Intevac and Houlihan Lokey’s opinion. The Intevac Board instructed the representatives of each of Wilson Sonsini and Houlihan Lokey to position Intevac to be able to sign the Merger Agreement in the coming days.
On February 11, 2025, Wilson Sonsini sent Wachtell Lipton a revised draft of the form of Support Agreement. As Intevac was able to secure the agreement of the Supporting Stockholders to sign the Support Agreements, Seagate agreed to remove the provision of the Merger Agreement that had provided for reimbursement of Seagate’s expenses up to a cap of $2,000,000, in the event that Intevac was not successful in obtaining stockholder support for the acquisition.
On February 12, 2025, the Intevac Board met, with members of Intevac management and representatives of each of Wilson Sonsini and Houlihan Lokey in attendance. The representatives of Wilson Sonsini reviewed with the members of the Intevac Board their fiduciary duties under Delaware law. The representatives of Wilson Sonsini reviewed the final terms of the Merger Agreement, the Support Agreements and the other related transaction documents. Thereafter, representatives of Houlihan Lokey reviewed Houlihan Lokey’s financial analyses of the Aggregate Cash Value and provided customary relationship disclosures, which included disclosures with respect to the fact that Houlihan Lokey had not had any material relationship with Seagate pursuant to which compensation was received in the prior two years. At the request of the Intevac Board, the representatives of Houlihan Lokey then rendered to the Intevac Board the oral opinion of Houlihan Lokey, which was subsequently confirmed by delivery of a written opinion dated February 12, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Houlihan Lokey in preparing its opinion, the Aggregate Cash Value, to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates) pursuant to the Merger Agreement was fair to such holders from a financial point of view. For a detailed discussion of Houlihan Lokey’s opinion, see below in this Item 4 under “—Opinion of Houlihan Lokey Capital, Inc.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Intevac Board (including the factors described below in this Item 4 under “—Reasons for the Recommendation”), the Intevac Board (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, the Support Agreements, including the Offer and the Merger, were fair to and in the best interests of Intevac and its stockholders, (2) declared it advisable that Intevac enter into the Merger Agreement, (3) authorized and approved the execution, delivery and performance by Intevac of the Merger Agreement and the consummation by Intevac of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (4) resolved that (a) if the Offer Acceptance Time (as defined in the Merger Agreement) occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the Consummation of the Offer, and (b) if an Offer Termination occurs (as defined in the Merger Agreement), the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement, (5) resolved to recommend that Intevac’s stockholders (a) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (b) adopt the Merger Agreement at any meeting of Intevac’s stockholders held for such purpose and any adjournment or postponement thereof. The Intevac Board also approved the payment of (1) a first quarter dividend of $0.05 per Share on March 13, 2025, payable to stockholders of record of Intevac as of February 28, 2025; and (2) a special dividend of $.052 per Share in connection with the closing of the transactions contemplated by the Merger Agreement.
Early on February 13, 2025, Intevac, Seagate and Purchaser executed and delivered the Merger Agreement and Seagate, Purchaser and each of the Supporting Stockholders executed and delivered Support Agreements.
On February 13, 2025, Intevac and Seagate issued a joint press release announcing the execution of the Merger Agreement before the opening of trading on Nasdaq.
On March 3, 2025, Purchaser commenced the Offer.
Reasons for the Recommendation
The Intevac Board has reviewed and considered the Offer after consultation with members of Intevac’s management and Intevac’s financial and legal advisors. After considering its fiduciary duties under Delaware law, the Intevac Board has unanimously determined that the Offer is fair to and in the best interests of Intevac and its stockholders. Accordingly, the Intevac Board unanimously recommends that Intevac’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Intevac Board considered each of the following factors and reasons, among others, when reaching its recommendation to Intevac’s stockholders to accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):
Considerations in favor of the proposed Transactions:
•
Attractive Price. The Intevac Board concluded that the Offer Consideration represented an attractive valuation for Intevac. As part of this, the Intevac Board considered how the Offer Consideration of $4.00 per Share, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend of $0.05 per Share and the Special Dividend of $0.052 per Share, aggregated to $4.102 per Share. The Intevac Board believed that the Aggregate Cash Value represented a significant and certain premium over the market price of the Shares. When evaluating the Aggregate Cash Value, the Intevac Board considered the following factors, among others:

○
The fact that the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend and the Special Dividend, represents (i) a premium of 45 percent to Intevac’s closing price of $2.83 per share on December 11, 2024, which was the closing price on the day prior to Intevac’s announcement that it had renewed its focus on pursuing strategic options; (ii) a premium of approximately 21 percent to Intevac’s closing price of $3.38 per share on February 12, 2025, which was the closing price on the day prior to the announcement of the Transactions; and (iii) an aggregate value of approximately $119,000,000 including both dividends.

○
The belief of the Intevac Board that it was unlikely to find an alternative transaction at a per Share value higher than that contemplated by the Transactions in light of (i) the repeated public disclosures that Intevac was pursuing strategic alternatives, (ii) the efforts undertaken by the Strategic Committee, with the assistance of Houlihan Lokey, to identify third parties who might have an interest in pursuing a transaction with Intevac, (iii) the fact that, during 2023 and 2024, at the direction of Intevac, Houlihan Lokey contacted over 60 third parties concerning their potential interest in a transaction with Intevac, (iv) the fact that only Seagate had engaged with Intevac in substantive work toward a transaction or made a proposal to engage in a transaction, (v) the fact that additional efforts to solicit a transaction were unlikely to yield an acquisition of Intevac on terms competitive with Seagate’s offer and on the timing of the Transactions and (vi) the fact that Intevac actively solicited increases in the offer made by Seagate and Seagate indicated that it was not willing to further increase the value of its offer.

○
The Intevac Board’s familiarity with the business, operations, prospects, strategic positioning (including the results of efforts to diversify Intevac's business), short- and long-term operating plans, assets, liabilities and financial condition of Intevac, and its determination that the certainty of value and liquidity of the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend and the Special Dividend, is more favorable to Intevac’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of Intevac continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, taking into account the execution risks associated with continued independence, including the risks set forth under the caption “Risk Factors” in Intevac’s Form 10-K for the period ended December 28, 2024.

•
Other Strategic Alternatives. The Intevac Board’s belief, after a thorough review of other strategic alternatives (including continuing to operate on a stand-alone basis or making a strategic acquisition), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent Intevac’s best reasonably available prospect for maximizing stockholder value.

•
Customer Dynamics and Seagate Relationship. The Intevac Board’s consideration of the limited number of customers for Intevac’s products and Intevac’s existing and significant commercial relationship with, and reliance on, Seagate for current and future sales. Seagate has been a long-time customer of Intevac and accounted for over 90 percent of Intevac’s consolidated net revenues in each of fiscal year 2024 and 2023. In addition, the Intevac Board considered that Seagate is not contractually required to continue to do business with Intevac in the long-term, and the limited number of other customers for Intevac’s products would make it challenging for Intevac to replace revenue lost from a decrease in purchases by Seagate. In addition, the Intevac Board considered statements by Seagate that it would begin to earnestly develop technology that could substantially reduce Intevac’s sales to Seagate.
•
Potentially Limited Period of Opportunity. The Intevac Board’s belief that prolonging the strategic review process could have resulted in the loss of an opportunity to consummate a transaction with Seagate on the terms of the Offer, including the aggregate value represented by the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend and the Special Dividend, and could have distracted Intevac management from implementing Intevac’s business plan.

•
Speed of Consummation. The fact that the Transactions were anticipated to be structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of Intevac’s stockholders receiving the Offer Consideration pursuant to the Offer, in addition to the Quarterly Dividend and the Special Dividend, in a relatively short time frame, followed promptly by the Merger in which Intevac’s stockholders who do not tender in the Offer will receive the same consideration per share as is paid in the Offer, in addition to the Quarterly Dividend and the Special Dividend, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Intevac’s business pending the closing of the Merger, as well as the fact that under the terms of the Merger Agreement, Seagate, under certain circumstances, has the right to elect to pursue completion of the Transactions through a long-form merger subject to a stockholder vote rather than through a tender offer followed by a back-end, short-form merger.

•
High Likelihood of Closing. The Intevac Board’s belief that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the possibility that the Transactions could be completed without significant regulatory filings or investigations; (iii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk; and (iv) the size and financial strength of Seagate, and Seagate’s ability to fund the Offer Consideration with cash.

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition.
•
Houlihan Lokey Analysis and Fairness Opinion. The opinion of Houlihan Lokey rendered to the Intevac Board, at the request of the Intevac Board, on February 12, 2025, which was subsequently confirmed by delivery of a written opinion dated February 12, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Houlihan Lokey in preparing its opinion, the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend and the Special Dividend, to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates, to the extent that they own any Shares) pursuant to the Merger Agreement was fair to such holders from a financial point of view, as more fully described below under the caption “Opinion of Houlihan Lokey Capital, Inc.”

•
Successful Negotiations with Seagate. The terms of the Merger Agreement, which were the product of arms’-length negotiations, and the Intevac Board’s belief that the Merger Agreement contained terms that provided the Intevac Board with a high level of closing certainty. The factors considered include:

○	Intevac’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding acquisition proposals.
○	The Intevac Board’s view that the terms of the Merger Agreement would be unlikely to deter third parties from making a superior proposal.
○	The Intevac Board’s ability, under certain circumstances, to withdraw or modify its recommendation that Intevac stockholders tender their Shares pursuant to the Offer.

○
The Intevac Board’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement. In that regard, the Intevac Board believed that the termination fee of $4,300,000 payable by Intevac in such instance was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other offers.

○	The limited conditions to Seagate’s and Purchaser’s obligations to consummate the Transactions, making the Transactions reasonably likely to be consummated.
○	The consummation of the Transactions not being subject to a financing condition.
○
Intevac’s ability, under certain circumstances and upon written request to Purchaser, to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates.

•
Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit Intevac to respond to unsolicited proposals in certain circumstances, and that the Merger Agreement permits the Intevac Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $4,300,000, which amount the Intevac Board believed to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

•	Offer Acceptance by Stockholders. The fact that closing of the Offer would be subject to tenders of Shares by holders that would constitute a majority of the Shares.
•
Tender and Support Agreements. The fact that the Supporting Stockholders, who collectively held approximately 23.5 percent of the outstanding Shares as of February 11, 2025, had entered into Tender and Support Agreements with Seagate and Purchaser and agreed to support the Transactions and tender their Shares in the Offer.

•
Appraisal Rights. That stockholders who do not believe that the Offer Consideration represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:
•
Opportunity Costs. The fact that Intevac will no longer exist as an independent public company, and Intevac’s stockholders will forgo any potential increase in its value above the amount of the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, plus the Quarterly Dividend and the Special Dividend, that might result from Intevac’s possible growth.

•
Potential Negative Impact on Intevac’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on Intevac’s operations and Intevac’s relationships with suppliers, business partners, management and employees.

•
Prohibition Against Solicitations. The fact that the Merger Agreement precludes Intevac from soliciting competing acquisition proposals and obligates Intevac to pay Seagate a termination fee equal to $4,300,000 under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal.

•
Business Operation Restrictions. The fact that the Merger Agreement imposes customary restrictions on the conduct of Intevac’s business in the pre-closing period, which may adversely affect Intevac by delaying or preventing Intevac from pursuing non-ordinary course opportunities that may arise.

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires the satisfaction of closing conditions that are not fully within Intevac’s control.
•
Effect of Failure to Consummate Transactions. The possibility that the Transactions might not be consummated, and if they are not consummated, that: (1) Intevac’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) Intevac will have incurred significant transaction and other costs; (3) Intevac’s continuing business relationships with customers, business partners and employees may be adversely affected; (4) the trading price of the Shares could be adversely affected; (5) the other contractual and legal remedies available to Intevac in the event of termination of the Merger Agreement may be insufficient, costly to pursue or both; (6) that there may be a potential adverse market perception of Intevac’s prospects; and (7) the termination fee of $4,300,000 may become payable by Intevac to Seagate upon termination of the Merger Agreement under specified circumstances.
•
Taxable Consideration. The expectation that the receipt of the Offer Consideration in exchange for Shares pursuant to the Offer or the Merger, as applicable, and of the receipt of the Quarterly Dividend and the Special Dividend, will each generally be a taxable transaction for U.S. federal income tax purposes.

•
Litigation Risk. The inherent risk of litigation in relation to the sale of Intevac, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger.

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Intevac’s cash reserves and operating results should the Offer and the Merger not be completed.

The Intevac Board believes that, overall, the potential benefits of the Transactions to Intevac’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of Intevac. In analyzing the Transactions, the Intevac Board and Intevac’s management were assisted and advised by legal counsel and financial advisors, each of significant experience and high reputation in such matters.
The foregoing discussion of information and reasons considered by the Intevac Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, the Intevac Board did not find it practicable to, nor did it, quantify, rank or otherwise assign relative weights to the specific reasons considered in reaching their respective determinations and recommendations. Moreover, each member of the Intevac Board applied his or her own personal business judgment to the process and may have given different weight to different reasons. The Intevac Board adopted and approved the Merger Agreement and the Transactions, and recommended that Intevac stockholders tender their Shares pursuant to the Offer, based upon the totality of the information presented to, and considered by, the Intevac Board.
In considering the respective determinations and recommendations of the Intevac Board, Intevac stockholders should be aware that certain of Intevac’s directors and executive officers have interests with respect to the Transactions that may be in addition to, or that may be different from, the interests of Intevac’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates.” The members of the Intevac Board were aware of these interests and considered them, among others, in reaching their determinations and recommendations.
Intent to Tender
To Intevac’s knowledge, after making reasonable inquiry, all of Intevac’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Company Management Forecasts
Important Information Concerning the Company Management Forecasts
As described in the section of this Schedule 14D-9 captioned “The Solicitation or Recommendation—Background of the Offer and the Merger,” in connection with our strategic planning process and evaluation of strategic alternatives (including continuing as an independent company), Intevac’s management prepared unaudited non-public prospective financial projections for fiscal years 2025 through 2027 based on its view of the prospects for Intevac as an independent company, without giving effect to the Transactions.
The Forecasts (as defined below) were prepared by Intevac management and reviewed and discussed with the Intevac Board (as described above in Item 4 under the heading “The Solicitation or Recommendation—Background of the

Offer and the Merger”). The Intevac Board used the Base Case (as defined below) to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that Intevac’s stockholders accept the Offer. At the direction of the Intevac Board, Houlihan Lokey used the Base Case in connection with its financial analyses and in connection with the delivery of its opinion to the Intevac Board described below in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Houlihan Lokey, Capital, Inc.” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. At the direction of the Intevac Board, the Base Case was the only internal financial forecasts with respect to Intevac used by Houlihan Lokey in performing financial analyses in connection with rendering its opinion. We refer to the internal financial forecasts in this section generally as the “Forecasts.” The Pro Forma Upside Case (as defined below) was provided to Seagate by Intevac.
These prospective financial projections, which we refer to as the “Base Case,” are as follows:

	Fiscal year ended December 31,
(Dollars in millions)	2025E	2026E	2027E
Total Revenue	$54.6	$64.6	$70.6
Direct Cost of Sales	$(27.7)	$(32.2)	$(36.1)
Direct Margin	$26.8	$32.3	$34.5
Other Cost of Sales	$(3.9)	$(1.5)	$(1.6)
Total Cost of Sales	$(31.7)	$(33.7)	$(37.7)
Research and Development	$(7.4)	$(7.6)	$(7.8)
Management, General and Administrative	$(14.9)	$(15.0)	$(15.4)
Depreciation and Amortization	$0.8	$1.0	$1.0
EBITDA(1)	$1.4	$9.3	$10.7
Depreciation and Amortization	$(0.8)	$(1.0)	$(1.0)
EBIT(2)	$0.6	$8.3	$9.7
Taxes(3)	$(0.8)	$(0.8)	$(2.5)
Unlevered Earnings(4)	$(0.2)	$7.5	$7.3
Depreciation and Amortization	$0.8	$1.0	$1.0
Capital Expenditures	$(1.5)	$(1.0)	$—
Change in Net Working Capital	$(2.8)	$(1.6)	$2.0
Cash Flow Adjustment(5)	$0.8	$(1.3)	$(1.3)
Unlevered Free Cash Flow(6)	$(2.8)	$4.6	$9.0

(1)	EBITDA is defined as Intevac’s earnings before interest, taxes, depreciation and amortization of intangible assets.
(2)	EBIT is defined as earnings before interest expenses and taxes.
(3)	Cash taxes include (i) $0.8 million in royalty tax payments for 2025E–2027E, and (ii) a 17% tax rate starting in 2027E.
(4)	Unlevered earnings is defined as Intevac’s EBIT less taxes.
(5)	Represents cash adjustment for (i) amount of rent paid in excess of amount expensed, (ii) employee retention credit, and (iii) residual severance payments.
(6)	Unlevered free cash flow is defined as Intevac’s EBITDA less taxes, capital expenditures, plus or minus changes in net working capital and plus or minus a cash flow adjustment.
In addition to the Base Case, in connection with Intevac’s strategic planning process and evaluation of strategic alternatives (including continuing as an independent company), Intevac management prepared, and the Intevac Board reviewed, two other sets of unaudited non-public prospective financial projections for fiscal years 2025 through 2027 as further described below.

These first set of prospective financial projections, which we refer to as the “Pro Forma Upside Case,” are as follows:

	Fiscal year ended December 31,
(Dollars in millions)	2025E	2026E	2027E	2028E	2029E
Total Revenue	$56.6	$72.7	$80.5	$81.3	$92.5
Direct COGS	$29.4	$36.3	$41.2	$41.6	$47.6
Other Cost of Sales	$3.9	$1.5	$1.6	$1.6	$1.9
Total Cost of Revenues	$33.4	$37.7	$42.8	$43.2	$49.5
Gross Profit	$23.2	$35.0	$37.7	$38.1	$43.0
Management, General and Administrative	$14.9	$15.0	$15.4	$15.7	$16.1
R&D	$7.4	$7.6	$7.8	$8.1	$8.3
Total Opex	$22.3	$22.6	$23.2	$23.8	$24.4
EBIT	$1.0	$12.4	$14.6	$14.3	$18.6
Total Other Income, Interest and Taxes (Loss)	$0.1	$(0.5)	$(0.5)	$(0.1)	$(0.1)
Net Income	$1.1	$11.9	$14.1	$14.2	$18.4
Total Non-GAAP Adjustments	$—	$—	$—	$—	$—
Total Management Adjustments to EBITDA	$12.2	$10.4	$10.8	$10.8	$11.1
Adjusted EBITDA	$13.3	$22.3	$24.9	$24.9	$29.5

In preparing the Pro Forma Upside Case, Intevac management used the following material assumptions: (1) the illustrative prospective financial performance of Intevac on a pro forma basis assuming that Intevac was acquired by Seagate; (2) revenues from one of Intevac’s customers would significantly increase beginning in fiscal year 2026; (3) price increases at a rate of 10 percent and (4) no erosion in sales during the periods.
These second set of prospective financial projections, which we refer to as the “Downside Case,” are as follows:

	Fiscal year ended December 31,
(Dollars in millions)	2025E	2026E	2027E
Total revenue	$54.6	$64.6	$25.0
Direct Cost of Sales	$22.9	$30.9	$7.1
Opex	$22.3	$22.6	$19.3
EBIT	$0.6	$8.3	$(12.2)
EBITDA	$1.4	$9.3	$(11.1)
Net Income	$1.7	$8.9	$(11.6)
Depreciation and Amortization	$0.8	$1.0	$1.0
Equity-based compensation	$3.0	$3.1	$3.1
Deferred income taxes	$0.8	$1.1	$1.2
Change in Net Working Capital	$(2.8)	$(1.6)	$7.0
Cash Used in Investing Activities	$(1.5)	$(1.0)	$—
Rental – Cash Payment above impairment	$(1.3)	$(1.3)	$(1.3)
ERC	$2.4	$—	$—
Residual Severance payments	$(0.3)	$—	$—
Total Cash Generation	$2.8	$10.1	$(0.6)

In preparing the Downside Case Intevac management made the following material assumptions: (1) beginning in fiscal year 2027, Intevac’s relationship with Seagate is substantially eroded, leading to only residual revenue from Seagate related to upgrades and spares and service; (2) no ability by Intevac to increase prices; (3) research and development costs are reduced by 50 percent in fiscal year 2027; (4) no capital expenditures in fiscal year 2027; and (5) reduced accounts receivable and inventory leading to reductions in cash losses in fiscal year 2027.
Additional Information Concerning the Forecasts
The Forecasts were prepared by Intevac’s management based on estimates that they believed to be reasonable in context. The Forecasts reflect numerous assumptions and estimates including with respect to Intevac’s business, financial condition and results of operations, industry performance, general business, economic, market and financial conditions, foreign exchange rates and other matters. The information presented in this section does not purport to be a comprehensive overview of all assumptions and estimates reflected in the Forecasts.
The summary of the Forecasts is included in this Schedule 14D-9 solely to give Intevac’s stockholders access to certain financial information that were made available to the Intevac Board and/or Houlihan Lokey and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that Intevac’s directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.
The Forecasts contain non-GAAP financial measures including EBITDA, EBIT, Unlevered Earnings and Unlevered Free Cash Flow. Intevac’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Intevac. A material limitation associated with the use of the above non-GAAP financial measures is that they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures, because they excluded charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBITDA, EBIT, Unlevered Earnings and Unlevered Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Intevac Board or Houlihan Lokey. Accordingly, no reconciliation of the financial measures included in the Forecasts is provided in this Schedule 14D-9.
No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The BPM LLP reports included in Intevac’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024 relate solely to the historical financial information of Intevac. Such reports do not extend to the Forecasts and should not be read to do so.
By including the Forecasts in this Schedule 14D-9, neither Intevac, Seagate, the Surviving Corporation, nor any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of Intevac, Seagate, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Forecasts should not be relied upon or construed as financial guidance. Intevac has made no representation to Seagate or Purchaser, in the Merger Agreement or otherwise, concerning the Forecasts.
The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of Intevac, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the

Forecasts may be affected by Intevac’s ability to achieve strategic goals, objectives and targets over the applicable period. None of Intevac, Seagate, or Purchaser, nor any of their respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.
Intevac’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond Intevac’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of Intevac and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Intevac’s business, including with respect to future business initiatives and changes to Intevac’s business model for which Intevac has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, market acceptance of new products, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, accuracy of certain accounting assumptions, changes in actual or projected cash flows and other risk factors described in Intevac’s SEC filings, including Intevac’s annual report on Form 10-K for the fiscal year ended December 28, 2024, and described under the section below entitled “Forward-Looking Statements”. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.
The Forecasts were developed for Intevac on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to Intevac’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.
The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Forecasts may differ from publicized analyst estimates, guidance and forecasts with respect to Intevac’s future financial performance. Stockholders should evaluate the Forecasts, if at all, in conjunction with Intevac’s historical financial statements and other information regarding Intevac contained in its public filings with the SEC. The Forecasts do not consider any events or circumstances after the date that they were prepared, including the announcement of the entry into the Merger Agreement. The Forecasts may not be comparable with Intevac’s historical operating data because of the assumptions utilized in preparing such information. You should evaluate the Forecasts, if at all, in conjunction with the historical financial statements and other information regarding Intevac contained in its public filings with the SEC. None of Intevac, Seagate, or Purchaser undertakes any obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. None of Intevac, or, to the knowledge of Intevac, Seagate or Purchaser intends to make publicly available any update or other revisions to any of the Forecasts except as otherwise required by law. Intevac may have reported, and may continue to report, results of operations for periods included in the Forecasts that were or will be completed following the preparation of the Forecasts. Stockholders and investors are urged to refer to Intevac’s periodic filings with the SEC for information on its actual historical results.
Because the Forecasts reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. The Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Forecasts are not, and should not be considered to be, a guarantee of future operating results. Further, the Forecasts are not fact and should not be relied upon as being indicative of Intevac’s future results or for purposes of making any investment decision. In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders and investors are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of Houlihan Lokey Capital, Inc.
The Transactions – Opinion of the Financial Advisor to Intevac.
On February 12, 2025, Houlihan Lokey verbally rendered its opinion to the Intevac Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Intevac Board dated February 12, 2025), as to whether the Aggregate Cash Value to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates) in the Transactions, pursuant to the Merger Agreement, is fair to such holders from a financial point of view.
Houlihan Lokey’s opinion was directed to the Intevac Board (in its capacity as such) and only addressed whether the Aggregate Cash Value to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates) in the Transactions, pursuant to the Merger Agreement, is fair to such holders from a financial point of view and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Intevac Board, any security holder of Intevac or any other person as to whether or not any holder of Shares should tender such Shares pursuant to the Offer or how to act or vote with respect to any matter relating to the Transactions.
In arriving at its opinion, Houlihan Lokey, among other things:
1.	reviewed a draft dated February 10, 2025 of the Merger Agreement;
2.	reviewed certain publicly available business and financial information relating to Intevac that Houlihan Lokey deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Intevac made available to Houlihan Lokey by Intevac, including the Base Case; for further information regarding the Base Case and the other Forecasts, see the section of this Schedule 14D-9 captioned “—Certain Company Management Forecasts”);

4.
spoke with certain members of the management of Intevac and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of Intevac, the Transactions and related matters;

5.	compared the financial and operating performance of Intevac with that of other public companies that Houlihan Lokey deemed to be relevant;
6.
reviewed the current and historical market prices and trading volume for certain of Intevac’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Intevac management advised Houlihan Lokey, and Houlihan Lokey assumed, that the Base Case reviewed by it have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Intevac and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to the Base Case or any other Forecasts or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Intevac since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.
Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related agreements, documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related agreements, documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner and the Quarterly Dividend and the Special Dividend will each be declared and paid, in each case in accordance with the terms described in the Merger Agreement and such other related agreements, documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or Intevac that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Intevac or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Intevac was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Intevac was or may have been a party or was or may have been subject.
Houlihan Lokey was not requested to, and did not, (a) negotiate the terms of the Transactions, or (b) advise the Intevac Board, Intevac or any other party with respect to alternatives to the Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of Houlihan Lokey’s opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of Houlihan Lokey’s opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which Shares may be purchased or sold, or otherwise be transferable, at any time.
Houlihan Lokey’s opinion was furnished for the use of the Intevac Board (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without the prior written consent of Houlihan Lokey. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Intevac Board, Intevac, Seagate, Purchaser, any security holder or any other party as to how to act, vote, or make any election with respect to any matter relating to, or whether to tender Shares in connection with, the Transactions or otherwise.
Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Intevac Board, Intevac, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Aggregate Cash Value to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of Intevac, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available for Intevac or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of Intevac’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Intevac’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Intevac, its security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (vii) the solvency, creditworthiness or fair value of Intevac or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Aggregate Cash Value or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Intevac Board, on the assessments by the Intevac Board, Intevac and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to Intevac and the Transactions or otherwise.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Intevac or the proposed Transactions and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the Base Case implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities did not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Intevac. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Intevac Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Aggregate Cash Value or of the views of the Intevac Board or management with respect to the Transactions or the Aggregate Cash Value. Under the terms of its engagement by Intevac, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed Transactions or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Intevac Board, Intevac, Seagate, Purchaser, any security holder or creditor of Intevac, Seagate, Purchaser or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Transactions were determined through negotiation between Intevac and Seagate, and the decision to enter into the Merger Agreement was solely that of the Intevac Board.
Financial Analyses
In preparing its opinion to the Intevac Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Intevac Board on February 12, 2025. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.
For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:
•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•	EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.
•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.
Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the Shares and the common stock of the selected companies listed below as of February 10, 2025. The estimates of the future financial and operating performance of Intevac relied upon for the financial analyses described below were based on the Base Case. The estimates of the future financial and operating performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.
Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that, based on its professional judgment and experience, Houlihan Lokey deemed relevant.
The financial data reviewed included:
•	Enterprise value as a multiple of estimated 2025 Adjusted EBITDA;
•	Enterprise value as a multiple of estimated 2026 Adjusted EBITDA; and
•	Enterprise value as a multiple of estimated 2027 Adjusted EBITDA.
The selected companies and resulting data were as follows:
•	Advanced Process Systems Corporation
•	Aixtron SE
•	ASMPT Limited
•	Avaco Co., Ltd.
•	Ichor Holdings, Ltd.
•	JEOL Ltd.
•	Jusung Engineering Co., Ltd.
•	Kokusai Electric Corporation
•	Mycronic AB (publ)
•	Nanofilm Technologies International Limited
•	Optorun Co., Ltd.
•	Oxford Instruments plc
•	Samco Inc.

•	Shibaura Mechatronics Corporation
•	ULVAC, Inc.
•	UVAT Technology Co., Ltd.
•	Veeco Instruments Inc.
•	Wonik IPS Co., Ltd.

Enterprise Value to Adjusted EBITDA
	CY 2025E	CY 2026E	CY 2027E	Average of CY25E-CY27E
Low	2.3x	2.1x	4.7x	2.2x
25th Percentile	5.6x	4.9x	7.1x	5.2x
Median	8.1x	7.1x	7.5x	7.3x
Mean	8.8x	7.7x	10.6x	8.1x
75th Percentile	10.7x	9.7x	14.0x	9.7x
High	18.5x	19.3x	20.1x	19.1x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 4.0x to 6.0x to the average of 2025 through 2027 EBITDA of Intevac from the Base Case. The selected companies analysis indicated an implied per share value reference range of $3.71 to $4.21 per Share, as compared to the proposed Aggregate Cash Value of $4.102 per Share.
Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Intevac by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Intevac based on the Base Case. Houlihan Lokey calculated terminal values for Intevac by applying a range of perpetuity growth rates of negative 2.0 percent to 2.0 percent to the estimated unlevered free cash flow for the terminal year as presented by Intevac management. The present values of Intevac’s projected future cash flows and terminal values were then calculated using discount rates ranging from 14.0 percent to 18.0 percent. The discounted cash flow analysis indicated an implied per share value reference range of $3.31 to $3.64 per Share, as compared to the proposed Aggregate Cash Value of $4.102 per Share.
Miscellaneous
Houlihan Lokey was engaged by Intevac to act as its financial advisor in connection with the Transactions and provide financial advisory services, including an opinion to the Intevac Board as to whether the Aggregate Cash Value to be paid to the holders of Shares (other than Seagate, Purchaser or their respective affiliates) in the Transactions, pursuant to the Merger Agreement, is fair to such holders from a financial point of view. Intevac engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Intevac, Houlihan Lokey is entitled to an aggregate fee of approximately $2,400,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter, an additional portion of which became payable upon the delivery of Houlihan Lokey’s opinion, and approximately $1,300,000 of which will become payable upon consummation of the Transactions. Intevac has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Intevac, Seagate, Purchaser or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.
Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Intevac, Seagate, Purchaser, other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation.

Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Intevac, Seagate, Purchaser, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
Intevac has retained Houlihan Lokey to act as its financial advisor in connection with the Transactions. Intevac selected Houlihan Lokey based on, among other factors, its qualifications, professional reputation and industry expertise. Pursuant to its engagement by the Company, Houlihan Lokey is entitled to an aggregate fee of approximately $2,400,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter, an additional portion of which became payable upon the delivery of Houlihan Lokey’s opinion, and approximately $1,300,000 of which will become payable upon consummation of the Transactions. In addition, Intevac has agreed to reimburse Houlihan Lokey for certain expenses arising, and to indemnify Houlihan Lokey against certain liabilities that may arise, out of its engagement.
Additional information pertaining to the retention of Houlihan Lokey by Intevac disclosed in Item 4 under “—Opinion of Houlihan Lokey Capital, Inc.” is hereby incorporated by reference in this Item 5.
Neither Intevac nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Intevac’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Intevac, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company
Other than the scheduled vesting of Company Options, Company RSUs and Company PRSUs, the issuance of Shares under the Company ESPP, and the grant of Company Options, Company RSUs and Company PRSUs in the ordinary course, no transactions with respect to Shares have been effected by Intevac or, to Intevac’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of Intevac or its affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purpose of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Intevac is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of Intevac’s securities by Intevac or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Intevac;
•	any purchase, sale or transfer of a material amount of assets of Intevac; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Intevac.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Intevac Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Intevac and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Intevac Board has approved the Offer, the Merger, the Merger Agreement and the other Transactions in accordance with the DGCL. If the Offer is consummated (as that term is defined under Section 251(h) of the DGCL, “Consummated,” “Consummate” or “Consummation”), Intevac does not anticipate seeking the approval of Intevac’s remaining public stockholders before effecting the Merger. In summary, Section 251(h) of the DGCL provides that following Consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the approval of the other stockholders of the target corporation. Accordingly, if the Offer is Consummated, Intevac, Seagate and Purchaser intend to effect the Closing without a vote of the stockholders of Intevac in accordance with Section 251(h) of the DGCL. The Merger Agreement also provides an alternative means by which the Merger may be Consummated even if the Offer is not Consummated, which requires the approval of Intevac’s stockholders. Pursuant to the Merger Agreement, Seagate may, after consulting with and considering in good faith the views of Intevac, by providing a Meeting Election, require Intevac to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC the Merger Proxy Statement. If Seagate delivers a Meeting Election, Purchaser shall (and Seagate shall cause Purchaser to) promptly cause an Offer Termination to occur, and Intevac shall prepare, file and mail the Merger Proxy Statement to the Intevac stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement.
Anti-Takeover Statute
Intevac is incorporated under the laws of the State of Delaware. The Company Charter expressly opts out of the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock which the interested stockholder did not own.

The Company Charter provides that Intevac shall not be governed by the provisions of Section 203 and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions. Notwithstanding the foregoing, each of Seagate and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Intevac as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Intevac Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger.

Appraisal Rights
No appraisal rights are available to stockholders or beneficial owners of Shares in connection with the Offer. However, if the Offer is Consummated and the Merger is effected, the stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares), (ii) follow the procedures set forth in Section 262 of the DGCL (“Section 262”) and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262, will be entitled to receive payment of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is available at the following URL, accessible without subscription or cost, and which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise noted herein and all references to a “person” are to any individual, corporation, partnership, unincorporated association or other entity. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262.
The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders and beneficial owners of Shares should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Consideration. Moreover, Seagate and Intevac may argue in an appraisal proceeding that, for the purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.
Under Section 262, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost.
THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
the person must, within the later of the Consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9, deliver to Intevac a written demand for appraisal of their Shares, which demand must reasonably inform Intevac of the identity of the stockholder or the beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	the person must not tender his, her or its Shares pursuant to the Offer;

•
the person must continuously hold or beneficially own, as applicable, the Shares from the date of making the demand through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares); and

•	otherwise comply with Section 262.
In addition, all persons entitled to appraisal must file a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares within one hundred twenty (120) days after the Effective Time, but not thereafter, by the Surviving Corporation or any stockholder or beneficial owner who has complied with Section 262 and who is entitled to appraisal rights. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, and subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
In order to exercise appraisal rights in connection with the Merger, a stockholder or beneficial owner must demand appraisal within the later of the Consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9. If made by a stockholder, a demand for appraisal must be executed by or on behalf of that stockholder. The demand should set forth, fully and correctly, the record holder’s name as it appears on the stock certificate(s). A demand by a stockholder must reasonably inform Intevac of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.
In addition, a beneficial owner of Shares may demand in writing an appraisal of such beneficial owner’s Shares; provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262.
A stockholder or beneficial owner who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand for appraisal to:
Intevac, Inc.
3560 Bassett Street
Santa Clara, California 95054
Attention: Corporate Secretary
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the date of the Effective Time to all of Intevac’s stockholders who are entitled to appraisal rights provided, however, that if such second notice is sent later than the later of the Consummation of the Offer and 20 days following the mailing of this Schedule 14D-9, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 and any beneficial owner who has demanded appraisal under Section 262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all persons entitled to appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, appraisal rights will cease as to all stockholders and beneficial owners.
Stockholders and beneficial owners who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the Effective Time, any person who has complied with the provisions of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of, and not tendered into, and accepted for purchase in, the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of stockholders or beneficial owners of those Shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.
If a petition for appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated, within 20 days after such service to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation (the “verified list”). Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all persons shown on the verified list at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation. After notice to person who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.
The Delaware Court of Chancery may require the persons demanding appraisal who hold certificated Shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings. If any person fails to comply with the court’s direction, the court may dismiss the proceeding as to that person.
Assuming Shares remain listed on a national securities exchange immediately before the Effective Time (which we expect to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Intevac stockholders and beneficial owners otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal exceeds 1 percent of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.” If a petition for appraisal is not timely filed or if neither of the ownership thresholds has been satisfied in respect of persons seeking appraisal rights, then all Intevac stockholders’ and beneficial owners’ rights to an appraisal will cease.
After determining the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares held by persons who have complied with Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery, and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Offer Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner or if neither of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights, then stockholders and beneficial owners will lose the right to an appraisal, and will instead receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes, described in the Merger Agreement.
An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Consideration. Moreover, Seagate and Intevac may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto and upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), the Delaware Court of Chancery may order all or a portion of such expenses, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal and not dismissed by the Delaware Court of Chancery pursuant to the terms of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under Section 262. In the absence of such determination or assessment, each party bears its own expenses.
Subject to the terms of Sections 262, from and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 may, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.
If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application; provided, however that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time. If the stockholder or beneficial owner fails to perfect, successfully withdraws or loses the appraisal right, the person’s Shares will be converted into the right to receive the Offer Consideration, without interest and subject to reduction for any applicable withholding of taxes.
The foregoing summary of the rights of Intevac’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Intevac’s stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION (WITHOUT INTEREST AND SUBJECT TO REDUCTION FOR ANY APPLICABLE WITHHOLDING OF TAXES) DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Annual Report
For additional information regarding the business and the financial results of Intevac, please see Intevac’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 14, 2025.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and all statutory waiting period requirements have been satisfied. Intevac has made a good faith determination that the Offer and Merger do not require filing of notification and report forms pursuant to the HSR Act.
At any time, before or after the Effective Time, the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Intevac nor Seagate believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements that involve a number of risks, uncertainties and other factors relating to future events and the future performance of Intevac and Seagate, including regarding: (i) the Transactions; (ii) the anticipated manner and timing of the Offer; (iii) the expected timing of the closing of the Transactions; (iv) considerations taken into account in approving and entering into the Transactions; (v) the anticipated benefits to, or impact of, the Transactions on Intevac’s and Seagate’s respective businesses; and (vi) expectations for Intevac and Seagate following the closing of the Merger. There can be no assurance that the Transactions will be consummated.

Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (i) the possibility that the conditions to the closing of the Transactions are not satisfied or waived; (ii) uncertainties as to how many of Intevac’s stockholders will tender their stock; (iii) the possibility that competing offers will be made; (iv) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transactions; (v) possible disruption related to the Transactions to Intevac’s and Seagate’s current plans, operations and business relationships, including through the loss of customers and employees; (vi) the amount of the costs, fees, expenses and other charges incurred by Intevac and Seagate related to the Transactions; (vii) the risk that Intevac’s or Seagate’s stock price may fluctuate during the pendency of the Transactions; (viii) the diversion of Intevac’s or Seagate’s respective management’s time and attention from ongoing business operations and opportunities; (ix) the response of competitors and other market participants to the Transactions; (x) potential litigation relating to the Transactions; (xi) uncertainty as to timing of completion of the Transactions and the ability of each party to consummate the Transactions; and (xii) and the impact of global macroeconomic conditions and supply chain challenges on Intevac’s or Seagate’s respective businesses.
A more complete description of these and other material risks can be found in the periodic reports that Intevac and Seagate have filed and will file with the SEC, including their Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2024 and September 28, 2024 for Seagate and Intevac respectively, and their Annual Reports on Forms 10-K for the fiscal year ended June 28, 2024 and December 28, 2024 for Seagate and Intevac respectively, as well as the Schedule TO and related tender offer documents filed by Seagate and Purchaser, and, if applicable, the proxy statement referenced above. All forward-looking statements in this communication are based on information available to Intevac and Seagate as of the date of this communication, and, except as required by law, neither Intevac nor Seagate assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

Item 9.	Exhibits
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 3, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in The New York Times on March 3, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
A joint Press Release, dated February 13, 2025, issued by Intevac, Inc. and Seagate Technology Holdings plc (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on February 13, 2025).

(a)(1)(G)
Email from Nigel Hunton, President and Chief Executive Officer of Intevac, sent to Intevac’s employees, dated February 13, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Intevac, Inc. on February 13, 2025).

(a)(1)(H)	Frequently Asked Questions, sent to Intevac’s employees, dated February 13, 2025 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Intevac, Inc. on February 13, 2025).
(a)(1)(I)	Frequently Asked Questions, sent to Intevac’s employees, dated February 27, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Intevac, Inc. on February 28, 2025).
(a)(5)(A)	Opinion of Houlihan Lokey Capital, Inc., dated February 12, 2025 (included as Annex A of this Schedule 14D-9).
(e)(1)†
Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate Technology Holdings plc, Intevac, Inc., and Irvine Acquisition Holdings, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on February 13, 2025).

(e)(2)	Non-Binding Term Sheet, dated as of January 29, 2025, by and between Seagate Technology Holdings plc and Intevac, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Letter agreement, dated as of January 3, 2025, between Intevac, Inc. and Seagate Technology Holdings plc (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)
Form of Tender and Support Agreement, dated as of February 13, 2025, by and among Seagate Technology Holdings plc, Irvine Acquisition Holdings, Inc. and certain stockholders of Intevac, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on February 13, 2025).

(e)(5)	Certificate of Incorporation of Intevac, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on July 23, 2007).
(e)(6)
Amended and Restated Bylaws of Intevac, Inc., dated as of February 13, 2025 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on February 13, 2025).

(e)(7)
Intevac, Inc. 2003 Employee Stock Purchase Plan, as amended February 15, 2024 (incorporated by reference to Appendix A to Definitive Proxy Statement, File No. 000-26946, filed by Intevac, Inc. on April 11, 2018).

(e)(8)
Intevac, Inc. 2012 Equity Incentive Plan, as amended March 21, 2018 (incorporated by reference to Appendix B to Definitive Proxy Statement, File No. 000-26946, filed by Intevac, Inc. on April 11, 2018).

(e)(9)
Form of Restricted Stock Unit Agreement for 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on May 1, 2012).

Exhibit No.	Description
(e)(10)
Form of Restricted Stock Agreement for 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on May 1, 2012).

(e)(11)	Form of Stock Option Agreement for 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on May 1, 2012).
(e)(12)
Intevac, Inc. 2020 Equity Incentive Plan, as amended February 15, 2024 (incorporated by reference to Appendix B to Definitive Proxy Statement, File No. 000-26946, filed by Intevac, Inc. on April 10, 2024).

(e)(13)	Form of Restricted Stock Unit Agreement for 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to Form S-8, File No. 333-238262, filed by Intevac, Inc. on May 14, 2020).
(e)(14)
Form of Performance Based Restricted Stock Unit Agreement for 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.6 to Form S-8, File No. 333-238262, filed by Intevac, Inc. on May 14, 2020).

(e)(15)
Form of Outside Director Restricted Stock Unit Agreement for 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.8 to Form S-8, File No. 333-238262, filed by Intevac, Inc. on May 14, 2020).

(e)(16)
Intevac, Inc. 2022 Inducement Equity Incentive Plan, as amended July 1, 2024, (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 6, 2024).

(e)(17)
Form of RSU Agreement under the Intevac, Inc. 2022 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on January 20, 2022).

(e)(18)	Intevac, Inc. 401(k) Profit Sharing Plan (incorporated by reference to Registration Statement on Form S-1, File No. 33-97806). (P)
(e)(19)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on March 17, 2008).
(e)(20)	Intevac, Inc. Executive Incentive Program (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on May 4, 2023).
(e)(21)
Employment Agreement, dated January 18, 2022, by and between Nigel Hunton and Intevac, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on January 20, 2022).

(e)(22)
Amendment to Employment Agreement, dated December 12, 2024, by and between Nigel Hunton and Intevac, Inc. (incorporated by reference to Exhibit 10.19 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(23)
Form of 2022 PRSU Award Agreement (Company Stock Price Hurdle) under the 2022 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on May 19, 2022).

(e)(24)
Form of 2022 PRSU Award Agreement (Company Stock Price Hurdle) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on May 19, 2022).

(e)(25)
Form of 2023 PRSU Award Agreement under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 3, 2023).

(e)(26)
Form of 2024 PRSU Award Agreement (Grant 1) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 6, 2024).

(e)(27)
Form of 2024 PRSU Award Agreement (Grant 2) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 6, 2024).

Exhibit No.	Description
(e)(28)
Form of 2024 PRSU Award Agreement (Grant 1) under the 2022 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on November 12, 2024).

(e)(29)
Form of 2024 PRSU Award Agreement (Grant 2) under the 2022 Inducement Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on November 12, 2024).

(e)(30)
Form of 2025 PRSU Award Agreement (Grant 1) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(31)
Form of 2025 PRSU Award Agreement (Grant 2) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(32)
Form of the CEO 2025 PRSU Award Agreement (Grant 1) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(33)
Form of the CEO 2025 PRSU Award Agreement (Grant 2) under the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(34)
Form of Outside Director Stock Option Agreement for 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 6, 2024).

(e)(35)
Amended and Restated Change in Control Agreement with John Dickinson dated December 11, 2024 (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(36)
Offer Letter, effective as of July 9, 2024, between Intevac and Cameron McAulay (incorporated by reference to Exhibit 10.7 to Quarterly Report on Form 10-Q, File No. 000-26946, filed by Intevac, Inc. on August 6, 2024).

(e)(37)
Amended and Restated Change in Control Agreement with Cameron McAulay dated December 11, 2024 (incorporated by reference to Exhibit 10.34 to Annual Report on Form 10-K, File No. 000-26946, filed by Intevac, Inc. on February 14, 2025).

(e)(38)
Letter agreement dated as of November 8, 2024, between Intevac, Inc. and Palogic Value Management, L.P. and certain of its affiliates (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K, File No. 000-26946, filed by Intevac, Inc. on November 13, 2024).

†
Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Intevac hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC.

(P)	Paper exhibit.
Annex A — Opinion of Houlihan Lokey Capital, Inc., dated February 12, 2025.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 3, 2025

INTEVAC, INC.

By:	/s/ Nigel Hunton
Name:	Nigel Hunton
Title:	President and Chief Executive Officer

ANNEX A

February 12, 2025
The Board of Directors of Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054
Attn: Kevin Barber, Chairman of the Board of Directors
Dear Board of Directors:
We understand that Seagate Technology Holdings plc (“Parent”), Irvine Acquisition Holdings, Inc., a wholly owned subsidiary of Parent (“Purchaser”), and Intevac, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Purchaser will commence a tender offer for all of the outstanding shares of common stock of the Company, par value $0.001 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $4.00 per share in cash (the “Offer Consideration”), and (b) regardless of whether the Offer Acceptance Time (defined in the Agreement) occurs, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each outstanding share of Company Common Stock (other than the Excluded Shares, the Converted Shares and the Dissenting Shares (each as defined in the Agreement)) outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Consideration, and (ii) the Company will become a wholly owned subsidiary of Parent. In addition, (i) the Company will declare and pay to the holders of shares of Company Common Stock a quarterly dividend of $0.05 per share of Company Common Stock in respect of the first quarter of 2025 (the “Ordinary Dividend”), and (ii) substantially concurrently with the closing of the Transaction, the Company will declare and pay to the holders of shares of Company Common Stock, as of such date and time as is mutually agreed by Parent and the Company, a one-time special dividend of $0.0520 per share of Company Common Stock with dividend payments rounded to the nearest whole cent (the “Special Dividend” and together with the Offer Consideration and the Ordinary Dividend, collectively, the “Consideration”).
The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Parent, Purchaser or their respective affiliates) in the Transaction, pursuant to the Agreement, is fair to such holders from a financial point of view.
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.	reviewed a draft dated February 10, 2025 of the Agreement and Plan of Merger, by and among the Company, Parent and Purchaser (the “Agreement”);
2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the years ending 2025 through 2027;

4.
spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related agreements, documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related agreements, documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner and the Ordinary Dividend and the Special Dividend will each be declared and paid, in each case in accordance with the terms described in the Agreement and such other related agreements, documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
We have not been requested to, and did not, (a) negotiate the terms of the Transaction, or (b) advise the Board, the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, Parent, Purchaser, any security holder or any other party as to how to act, vote, or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Purchaser or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.
Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Parent, Purchaser or their respective affiliates) in the Transaction, pursuant to the Agreement, is fair to such holders from a financial point of view.
Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.
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